SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM SB-1
                                 AMENDMENT NO. 1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                          AUTO CREDIT ACCEPTANCE, LTD.
             (Exact name of registrant as specified in its charter)
                           d/b/a autocreditaccept.com


          Washington                                             91-1887665
  (State or Jurisdiction of    (Primary Standard Industrial   (I.R.S. Employer
Incorporation or Organization)  Classification Code Number)  Identification No.)

                         9564 Silverdale Way, Suite 201
                  Silverdale, Washington 98383; (360) 698-1279
          (Address And Telephone Number Of principal executive offices)

              Jack Orr, Esq., 3109 Narrows Place, Tacoma, WA 98407
                      ------------------------------------
                     (Name and Address of agent of service)


                                 (253) 756-9795
                                -----------------
                               (Telephone Number)

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [ ]

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


        [FOR RISK FACTORS, SEE PAGE SIX]

                                 Page 1 of 36
                        Exhibit Index Begins on Page 36

Calculation  of  Registration  Fee
================================================================================
Title  of    |  Amount      |   Proposed     |   Proposed     |  Amount        |
each Class   |  to be       |   maximum      |   maximum      |  of            |
of           |  registered  |   offering     |   aggregate    |  registration  |
Securities   |              |   Price per    |   offering     |  fee           |
to  be       |              |   share        |   price        |                |
registered   |              |                |                |                |
--------------------------------------------------------------------------------
Common       |  1,600,000   |    $6.00       |   $9,600,000(1)|  $2,640.00     |
Shares       |              |                |                |                |
--------------------------------------------------------------------------------
TOTAL           1,600,000        $6.00           $9,600,000      $2,640.00(2)
================================================================================

(1)  Based  on  the  proposed  offering  price  of  $6.00  per  share.
(2) This expense item does not represent the only expense of this offering. Other expenses as specified in Item 511 of Regulation S-B include Attorneys fees, blue sky fees, accountants' fees, and general registration fees.

                                                         INITIAL PUBLIC OFFERING
                                                                PROSPECTUS

                           AUTO CREDIT ACCEPTANCE, LTD
                           D/B/A AUTOCREDITACCEPT.COM

                                   $9,600,000

                        1,600,000 SHARES OF COMMON STOCK

 OFFERING PRICE: $6.00 PER SHARE         MINIMUM PURCHASE: 100 SHARES ($600.00)

     We have arbitrarily determined the offering price of $6.00 per share.


Auto  Credit  Acceptance,  Ltd.
9564  Silverdale  Way,  Suite  201
Silverdale,  Washington  98383

The  Offering
                      Per share     Total
                     ----------  ----------
Public  price          $6.00     $9,600,000
Selling consideration  $  -0-     $     -0-
Proceeds  to  ACA      $6.00     $9,600,000

We acquire or originate automobile loans in the "non-prime" sector of automobile financing. We hold these loans for investment.

This is our initial public offering, and no public market currently exists for our shares. The offering price may not reflect the market price of our shares after the offering.

           AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK

     This investment involves special risks including, immediate substantial dilution from the public offering price, substantial competition, possible operating losses, substantial dependence upon management, continued control by present shareholders, and the lack of any commitment to purchase shares. You should purchase the shares only if you can afford a complete loss.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined it this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We are offering the shares ourselves, through our officers and directors. They will not receive any compensation in connection with the offer and sale of the shares. In the future, it is possible that we may secure the services of securities broker and dealers who will offer and sell the shares on our behalf in which case they will receive compensation for their services. That compensation will be paid from the proceeds we receive from sale of the shares through the services of such brokers and dealers.


                             December _____, 1999

                         ESCROW OF SUBSCRIPTION PROCEEDS


We are offering the shares for sale on a continuous, best efforts basis. Pending sale of the minimum of 100,000 shares ($600,000) all proceeds from sale of the shares will be deposited into an escrow account at First Trust Bank, N.A. Upon sale of the minimum, the funds held in the escrow account will be released to us, after payment of discounts and commissions to selling agents, if any. Thereafter the offering will continue until all of the shares are sold or we terminate the offering. In the event that the minimum amount of shares are not sold by September 30, 2000 the offering will be terminated and all proceeds held in the escrow account will be released to the persons having subscribed for the shares, together with interest earned, if any. We will not make any offering with this prospectus subsequent to December 31, 2001.

                                TABLE OF CONTENTS


PROSPECTUS SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
                                                                               -
SUMMARY FINANCIAL DATA . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
                                                                               -
RISK  FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
                                                                               -
USE  OF  PROCEEDS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
                                                                               -
BUSINESS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
                                                                               -
MANAGEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .23
                                                                              --
PRINCIPAL  STOCKHOLDERS . . . . . . . . . . . . . . . . . . . . . . . . . . . 25
                                                                              --
CERTAIN  TRANSACTIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26
                                                                              --
DILUTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27
                                                                              --
CAPITALIZATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28
                                                                              --
DESCRIPTION  OF  SECURITIES . . . . . . . . . . . . . . . . . . . . . . . . . 29
                                                                              --
PLAN  OF  DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . 32
                                                                              --
SHARES  ELIGIBLE  FOR  FUTURE  SALE . . . . . . . . . . . . . . . . . . . . . 33
                                                                              --
LEGAL  MATTERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35
                                                                              --
LITIGATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35
                                                                              --
AVAILABLE  INFORMATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . 35
                                                                              --

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the information and financial statements appearing elsewhere in this Prospectus.

GENERAL
-------


     Autocreditaccept.com is a registered trade name of Auto Credit Acceptance, Ltd., a Washington corporation. We were incorporated in the State of Washington on December 22, 1997 to engage in the business of acquiring and originating loans in the "non-prime" automobile finance market. We are engaged in the business of purchasing and holding motor vehicle retail installment sale contracts or loans. We will also be engaging in the business of electronic brokering of loans to other financial concerns. One of our affiliates, Global Acceptance Company is the "servicer" of our loans. In the non-prime automobile financing market, loans are made for the purpose of financing vehicles for consumers at varying credit levels below the "prime" credit level. The prime credit level is referred to as the "A" credit level and is a market segment that is dominated by banks, credit unions and some automobile manufacturers' financing divisions. We operate in the "B," "C," and "D" tiers of the market where the interest rates charged and gross rate of return on the automobile loans is generally higher than that realized at the "A" level.

      The automobile finance market in general is the second largest consumer credit market in the United States with approximately $365 billion in annual volume in 1996. That figure grew to a volume of $602.80 billion in 1998. It is estimated that the non prime market comprises approximately $199.23 billion of this overall market place.(CNW Marketing/Research of Bandon, Oregon) We focus on the used-car, non prime financing market which is the most rapidly growing segment of the overall automobile market. An estimated 45 million cars were sold in the United States in 1998 with approximately 29.6 million, or 65.72%, of those cars being used vehicles. (CNW Marketing/Research of Bandon, Oregon).

     A major portion of the proceeds from sale of our shares will be used to finance vehicle loans for borrowers that meet our lending guidelines. The borrowers will generally be persons that have been unable to secure loans from conventional lending institutions due to credit challenges. Such borrowers are expected to be willing to pay interest rates in excess of conventional interest rates in order to secure a vehicle loan under non-prime terms. It is our strict policy to secure all loans by title or another form of legal ownership of the automobile being financed. We will also apply a portion of the proceeds from sale of our shares to fund the start up of our electronic loan brokering business.


THE  OFFERING
-------------

COMMON  STOCK  OFFERED  A  minimum  of  100,000  and  a  maximum  of  1,600,000 shares

OFFERING  PRICE  PER  SHARE  $6.00  per  share.

MINIMUM  SUBSCRIPTION  100  shares



COMMON  STOCK  OUTSTANDING  PRIOR  TO  THE  OFFERING
     (as  of  September  30,  1999)                    4,404,215  shares
COMMON  STOCK  OUTSTANDING  AFTER  THE  OFFERING
                                                       4,504,215  shares  at the
                     minimum  and  6,004,215  shares
                     at  the  maximum  offering.

RISK  FACTORS
-------------

     The shares of common stock we are offering involve a high degree of risk as an investment. These risk factors include our limited operating history in a higher risk market sector, our likely need for additional working capital in the future, our dependence on key personnel, the substantial competition in our industry, and the absence of a public market for the shares and general lack of liquidity of the investment.

USE  OF  OFFERING  PROCEEDS
---------------------------


     We intend to use the proceeds of this offering (net of offering expenses), for the repayment of short term debt, to purchase video conferencing equipment, to purchase software and fund other start-up costs of our electronic loan brokering business, advertising, and purchase or originate auto loans.

                             SUMMARY  FINANCIAL  DATA

     The financial data shown below as of December 31, 1998 have been derived from, and should be read in conjunction with, our financial statements and the related notes appearing elsewhere in this prospectus.

                                           PERIOD  ENDED  DECEMBER  31,  1998

Statements  of  Income  Data:


  Revenues                                               $   46,997
  Gross  Profit
  Operating  Income  (loss)
  Net  Income  (loss)                                    $  (97,809)

PER  COMMON  SHARE  DATA(2):

  Net  Income  (loss)  per  share                        $   (0.034)
  Weighted  average  number  of  shares  outstanding(2)   2,874,411

BALANCE  SHEET  DATA:

  Working  capital                                        $   10,807
  Total  assets                                           $  564,938
  Shareholders  equity.                                   $  206,552

ACA
---

     autocreditaccept.com is a trade name we have registered in the State of Washington. Our legal name, as established by the Articles of Incorporation filed with the State of Washington, is Auto Credit Acceptance, Ltd. We were incorporated on December 22, 1997 and maintain a calendar year as our fiscal year. For more information regarding a utocreditacceptance.com contact:

               William  V.  Fowler,  President
               www.autocreditaccept.com
               ------------------------
               e-mail:  info@autocreditaccept.com
               9564  Silverdale  Way,  Suite  201
               Silverdale,  Washington  98383
               (360)  698-1279/fax  (360)  698-0598

                                  RISK  FACTORS

A purchase of the common shares involves a high degree of risk. Prospective investors should carefully consider the following factors, among others set forth in this prospectus before making a decision to purchase the shares we are offering.


OUR BORROWERS ARE CONSIDERED AT HIGHER RISK OF DEFAULT, A HIGHER THAN EXPECTED DEFAULT RATE WILL ADVERSELY AFFECT THE COMPANY'S FINANCIAL OPERATIONS

It is possible, if not likely, that we will experience a higher than average default rate on our loans. If this occurs, we can expect to incur additional costs, including legal expenses, to collect such loans and in most instances will have to repossess on the collateral in order to effect payment of a defaulted loan. If we experience a higher than anticipated default rate on our loans, this could reduce our overall profitability, and in some instances, could reduce our capital base. In addition to the general risks that are vehicle financing lending activities, we will face additional risks due to our participation in the non-prime lending market sector. We will be making loans to borrowers who, for a variety of reasons, have elected to borrow funds from us at terms less favorable than are available from conventional lending institutions. These borrowers are generally expected to be considered higher risks for default.


BECAUSE, INITIALLY, THE MAJORITY OF OUR ASSETS WILL BE COMMITTED TO LENDING ACTIVITIES FAILURE TO ADEQUATELY IDENTIFY QUALIFIED BORROWERS OR TO OBTAIN ADEQUATE COLLATERAL MAY ADVERSELY AFFECT THE COMPANY'S FINANCIAL OPERATIONS

     Intially, we will be primarily engaged in fiancing automobile loans in the non-prime vehicle loan market. Accordingly, the value of our shares, the payment of dividends and our interm goal as an operating business, among other things, will be dependant upon our success in identifying qualified borrowers and obtaining adequate collateral to secure the loans we make.


BECAUSE WE WILL NOT OBTAIN ANY FORMAL APPRAISAL OR THIRD PARTY VALUATION FOR THE COLLATERAL , LOANS MAY BE UNDER-COLLATERALIZED

     We could incur a loss of capital if a borrower defaults and we are unable to liquidate the collateral for an amount equal to or in excess of the borrower's obligation to us. Generally we will not obtain any type of appraisal or other independent third party valuation report, except for the use of the usual and customary resources such as the "Kelly Blue Book." There can be no assurance that the vehicles we take as collateral will have such market value or that even if they do when a loan or loans are made, that in the event of default we will be able to realize such value upon a liquidation of the collateral to satisfy the loan obligation.


LACK OF ADEQUATE CAPITALIZATION MAY ADVERSELY AFFECT OUR ABILITY TO OPERATE AS A GOING CONCERN

      If only the minimum number of shares are sold, or even it all of the shares offered are sold, it is possible that our capital needs may be greater than currently anticipated. If this is the case, then we will be required to seek other sources of financing. No assurance can be given that other financing will be available, if it is required; or even if it is available, that it will be available on terms and conditions satisfactory to our management.

     At the present time we have limited working capital and face the need for substantial additional working capital in the near future in order to continue the development and expansion of autocreditaccept.com's business. We have prepared audited financial statements as of December 31, 1998 and updated as of September 30, 1999 1999, reporting that we are in the development stage and our ability to establish ourselves as a going concern is dependent upon our obtaining sufficient financing to continue to develop our financing activities. Accordingly, our management believes that our continued existence is dependent upon the proceeds from this offering and upon the achievement of profitable operations in the future, for which there is no assurance. Management believes that the proceeds from this offering will be sufficient to enable us to meet our current working capital requirements. We anticipate that the proceeds from the sale of the minimum of 100,000 shares will be sufficient to meet our capital requirements and allow us to implement our business plans over the next 12 months. We also believe that the sale of the maximum of 1,600,000 shares will provide us with sufficient capital to continue to finance our operations and expansion plans beyond the next 12 months.

THE INABILITY OF OUR AFFILIATES TO PROVIDE CERTAIN SERVICES MAY ADVERSELY IMPACT THE OPERATIONS OF THE COMPANY


     We will rely on some of our affiliates to provide us with certain services, including the servicing of our loans. Global Acceptance Company or "GAC" will service our vehicle loans by collecting and remitting payments, accounting for principal and interest, contacting delinquent borrowers, and generally administering all of our loans. We will be obligated to pay to GAC and any of our other affiliates which may render to services to us from time to time regardless of our profitability. The rate of compensation to be paid to GAC was not determined by arms-length negotiations.

     Certain conflicts of interest may arise between or among us and our affiliates. Our management or affiliates directly or indirectly, are and may again in the future, participate as general or limited partners of partnerships, shareholders, officers and/or directors of other corporations, or members and/or managers of limited liability companies that engage in lending activities that are in similar to ours. In addition, our management or affiliates may be financially interested in and devote substantial time to other businesses and activities that may compete with ours.



FUTURE  SALES  OF  CURRENTLY  OUTSTANDING  SHARES COULD HAVE A MATERIAL NEGATIVE
IMPACT  UPON  THE  MARKET  PRICE  FOR  THE  COMMON  SHARES  OF  THE  COMPANY

     As of September 30, 1999, we had 4,404,215 shares of common stock issued and outstanding that were issued and sold pursuant to exemptions form registration with the Securities and Exchange Commission and state securities agencies. Such shares are considered "restricted securities" but in the future such shares may be resold in compliance with Rule 144 promulgated by the Commission under the 1933 Act. Rule 144 generally provides, that a person holding restricted securities for one year from the date the securities were purchased from the issuer, or an affiliate of the issuer, and fully paid, may sell limited quantities of the securities to the public without registration, provided there shall be certain public information with respect to the issuer. Pursuant to Rule 144, securities held by non_affiliates for more than two years may generally be sold without reference to the current public information or broker transaction requirements, or the volume limitations. None of the outstanding restricted shares are currently available for resale pursuant to Rule 144. However, as a result of this offering some or all of the currently restricted shares will become available for resale in the near future. When and if a market for the common shares is established, the resale of formerly restricted shares could have a material negative impact upon the market price for the common shares.


     Further, since the shares are being offered by us through our officers, directors, and agents of the issuer and, upon engagement, through qualified broker_dealers on a "best efforts" basis there can be no assurance that a substantial amount of shares above the minimum will be sold. No broker_dealer has been retained as an underwriter and no broker_dealer is under any obligation to purchase any of the shares. In addition, our officers, directors, and agents of the issuer of ACA collectively have limited experience in the offer and sale of securities on our behalf.

AT THE PRESENT TIME THERE IS NO TRADING MARKET FOR THE SHARES AND THEREFORE THERE IS A LACK OF LIQUIDITY.

     There is currently no public market for our common stock and there can be no assurance that a trading market will develop at the conclusion of this offering. Even if such a trading market should develop an investor in the shares may not be able to resell the shares at or near their original offering price. Further, any market for our shares that might develop will, in all likelihood, be a substantially limited one. All of this means that there will be a general lack of liquidity to an investment in the shares.



WE WILL MAY EXPERIENCE CERTAIN DIFFICULTIES AS A RESULT OF OUR RELIANCE UPON THE RELATIVELY NEW DIGITAL SUBSCRIBER LINE TECHNOLOGY

    We will be using the relatively new Digital Subscriber Line (DSL) technology in the video conferencing aspect of our loan purchasing procedures. As a relatively new technology, DSL is relatively unproven and may be prone to unanticipated problems. Such problems may result in delaying the process of purchasing new loans as well as other efficiency related problems.

WITHOUT WORKING RELATIONSHIPS WITH AUTOMOBILE DEALERS, THE COMPANY MAY EXPERIENCE DIFFICULTIES IN DISPOSSING OF REPOSSESSED VEHICLES

   We will rely upon used automobile dealers to carry out our strategy of liquidating repossessed vehicles. If we experience difficulaties in reaching working agreements with such dealers, or are otherwise unable to carryout our liquidation policy through reliable dealers, we may be forced to find other, alternative sources of liquidation. One such source may be the auction houses where the we will receive substantially less for the sale of such vehicles than we otherwise may receive through a working retail strategy.

OUR EFFORTS TO DEVELOPE OUR ELECTRONIC LOAN BROKERING BUSINESS WILL BE SUBJECT TO UNCERTAINTIES AND UNFORSEEN DIFFICULTIES AS A RESULT OF ESTABLISHING RELATIONSHIPS WITH AUTOMOBILE DEALERS AND FINANCIAL INSITUTIONS AND AS A RESULT OF NEW AND UNTESTED COMPUTER TECHNOLOGY.

   We will be engaging in the new line of business of on-line, internet based automobile loan brokering. This business will be dependant upon several factors. It will be dependant upon establishing and maintaining relationships with automobile dealers to participate in our program as well as with financial institutions to purchase the loans from the dealers. It will also be dependant upon the development of computer software to process the loan applications. We have entered into an agreement with a software developer to purchsase and modify existing software to meet our needs. Finally, it will also be dependant upon our purchasing and maintaining a significant amount of computer hardware. Although we already have installed a significant amount of hardware, we will experience a continued need to update and expand our hardware.


                                 USE  OF  PROCEEDS

     The following table presents an estimation of how we intend to apply the proceeds we receive from sale of the shares. It is only an estimation and the actual application of the proceeds will depend upon a number of factors.



                                 MINIMUM               MAXIMUM
                                (100,000  SHARES)      (1,600,000)

                                 CASH    PERCENTAGE      CASH     PERCENTAGE
                               --------  -----------  ----------  -----------

GROSS  PROCEEDS                         $600,000      100.00%  $9,600,000      100.00%
Less  Expenses:
  Accounting  &  legal  (1)               25,000        4.17%      25,000        0.26%

  Misc.  expenses  (2)                    30,000        5.0%       96,000        1.00%

 Total  expenses                         $55,000        9.17     $121,000        1.26%
                                        --------  -----------  ----------  -----------
NET  OFFERING  PROCEEDS:                $545,000       90.83   $9,479,000       98.74%

USE  OF  THE  NET  PROCEEDS
*&*
Purchase  of  auto  loans               $ 33,953       6.23%   $8,967,953       94.61%
Repayment  of  short  term  debt  (3)   $344,047      63.13%     $344,047
3.63%
Purchase  and  installation  of
  video  equipment:                     $ 40,000       7.34%    $  40,000         .42%

Advertising  (4)                        $ 60,000      11.01%    $  60,000         .63%
Computer  Software  (5)                 $ 67,000      12.29%    $  67,000         .71%
                                        --------  -----------  ----------  -----------

TOTAL  USE  OF  NET  PROCEEDS:

                                        $545,000     100.00%   $9,479,000      100.00%
                                        ========  ===========  ==========  ===========



     (1) This expense item includes the costs incurred for outside professional services associated with the Offering.


     (2) This expense item includes the costs we expect to incur in establishing our web site, accessing the Internet, printing and copying of this prospectus, other miscellaneous costs including supplies, various costs associated with offering the shares for sale and expanding recognition of our name. We have estimated these costs to be 5% of the minimum offering amount and, due to efficiencies, economies of scale, etc., 1% of the maximum offering amount.


(3) From the initial proceeds of its offering, company plans to discharge its obligations under the promissory notes referred to under the "Litigation", below. There are three notes comprising this item, "Repayment of short term debt", one of which carries a per annum interest rate of 11% ($123,000 prinicipal balance) and two of which carry a per annum interest rate of 10%.
The 11% note is currently due. Of the remaining two notes, whose aggregate principal balances are approximately $221,047, one note with outstanding principal of $123,057 is due December 31, 1999 and the other, whose outstanding principal balance is $97,990 is due December 31, 1999.

     (4) We plan to begin running adverstisements through various mediums to promote the Company's electronic loan brokering business. The amount indicated is a budgeted amount for the initial costs only. The Company intends to continue funding its advertising budget for the loan brokering business through fees that may be collected from participating dealers in the future.

     (5) This item represents the initial purchase price of the software that the Company intends to purchase for use in its electronic loan brokering business.

     The net proceeds we expect to realize from this offering, after allowance for estimated expenses we incur and pay in connection with this offering ($121,000), will be $9,479,000 if the maximum number of shares are sold. Based on our estimates, we expect to utilize approximately 94.61% of the net proceeds for the purchase of automobile loans. Although this is our present intention the actual use may vary depending upon economic conditions and other factors, including the results of future operations. We can not predict with certainty the date by which the entire net proceeds will be fully placed in automobile contracts. Pending the specific application of the net proceeds of this offering, funds will be invested in interest bearing obligations and mutual funds.

                                   BUSINESS

INTRODUCTION.

     Autocreditaccept.com or ACA operates in the non-prime automobile finance market. ACA engages primarily in the business of making loans to finance consumer automobile purchases.

     The non-prime market is a rapidly expanding market and involves the retail financing of new and used automobile purchasers who face credit challenges. These consumers are considered by industry standards to be below prime ("A" credit) level. The prime credit level makes up a market segment that is dominated by banks, credit unions and some auto manufacturer's financing divisions. ACA currently finances loans primarily in the "C" to "D" credit tier market, with some "B" level placement, where the gross rate of return is higher than that realized at the A level.

     ACA estimates that virtually all of its initial revenues (with the exception of late fees, processing fees, and other miscellaneous sources) will be generated by direct financing activities with approximately 86% of these revenues being derived from interest received on automobile contracts and the remaining 14% being derived from dealer fees. However, addition to its initial activities as a direct financer of loans, ACA also intends to engage in the electronic brokering of loans with banks and other financing concerns. We are currently in the process of establishing relationships with automobile dealers and financial institutions to carry out these plans. This business will involve ACA taking loan applications from participating automobile dealers through its internet web site and process forwarding them on to various financial institutions. ACA will receive monthly membership fees as well as some transaction fees from the automobile dealers. ACA will also receive origination fees estimated to be approximately $50 to $150 for each loan that is placed. For more information on ACA's plans in this regard, please see the section entitled "ELECTRONIC LOAN BROKERING AND ORIGINATION", below.

     Additionally, ACA intends to avail itself of the Internet to accept loan applications directly from potential borrowers. The strategy behind this type of direct loan processing would be to prequalify potential automobile buyers and then direct them to dealers who have a preexisting relationship with ACA. In this way, ACA provides the dealer with a potential buyer and ACA, in return, finances the buyer's automobile purchase. ACA would continue to charge these dealers with its normal acquisition fees. In other words, ACA does not lose the fees that it ordinarily would receive from dealers on indirect financings.



      Although  ACA  has,  in  the  past, purchased  new loans using a manual
(the  historically  entrenched)  method  of  receiving,  reviewing   and
accepting or rejecting loan application packages in hard copy form, ACA intends to drastically alter this process by incorporating the internet and computer/telecommunications technology into its purchasing process.


     One of the central problems presented by the current manual procedure is that it is not a personal, face-to-face process; the lender does not deal directly with the consumer but, rather, the lender deals indirectly with the consumer by dealing directly with the auto dealer. Not only does this slow the process down, but it deprives ACA's loan processing agents of the intangible but valuable benefit of being able to deal directly with and "look into the eyes" of the consumer. The process also tends to leave the consumer feeling as though he or she is merely a number or set of data and that the financing concern is far removed and uncaring.


     To address these concerns ACA proposes to use video conferencing over the internet to meet directly with, on a virtual basis, the consumer. This is generally not possible through use of the manual process due to the geographic separation between the lender and the dealer. Based upon ACA's previous successful testing of the concept, it intends to use video conferencing technology through its proprietary web site to allow the loan consumer to speak directly with ACA's loan officers on a real time basis. In addition, the consumer's loan application and other documents will be completed and transmitted to ACA through its web site. Loans which are ultimately purchased by ACA, whether they are purchased under the old method or are purchased via the utilization of the internet, are managed or "serviced" by an ACA affiliate, Global Acceptance Corporation or GAC.


ACA'S  AUTO  CREDIT  ACCEPT

     Through its innovative efforts, ACA has developed a highly technologically advanced system of purchasing automobile loans. This system is the Auto Credit Accept system of loan origination. Although the Auto Credit Accept system is not currently on line, ACA intends to have the first of such systems in place at the offices of its selected dealers by April 1, 2000. ACA intends to target approximately fifty dealers for installation of its Auto Credit Accept system by December 31, 2000.


     1.   VIDEO CONFERENCING & TELECOMMUNICATIONS

     ACA's Auto Credit Accept system will utilize an integrated system of video conferencing and loan application data exchange via the internet.

     a)   THE PROBLEM.

     Until recently video conferencing was essentially only a futuristic concept. While Video conferencing is currently possible, the cost associated with it essentially makes it available to only large corporate users. The problem occurs in reaching the quality of real time video transmission. The video images are essentially transmitted in the form of data exchange over telephone lines and telephone lines, simply put, are not fast enough to accommodate real time transmissions. Thus, special equipment must be utilized to make up for the inadequacies of in place telecommunications technology.


     Because video images are essentially large amounts of data being sent or received, transmission speeds are critical in bringing real time quality to the use of Video conferencing. Real time simply means being able to look at the image of a user at the other end and see that other person move at essentially the same speed and fluidity in which he or she would move if they were actually in front of you. Traditional phone service is the medium through which the signals carrying this data is passed. The problem with traditional phone service is that it was created to let you exchange voice information with someone at the other end via the use of an analog signal. Because analog transmission uses such a small portion of the available information that can be transmitted over existent copper telephone wires, the maximum amount of data that can be received through the user's computer is 56 thousands of bits per second (56 Kbps). Video conferencing requires a much higher band width than that, preferably in the neighborhood of 256 KbpsThe current solution to obtaining the necessary faster speeds of data receipt is found in the use of the essentially cost prohibitive Integrated Switched Digital Network (ISDN) alternative. This alternative requires special equipment at each end of the line and special lines to be laid.


     b)   THE SOLUTION, DSL TECHNOLOGY

     A new technology is emerging called DSL (Digital Subscriber Line) which more than eliminates the current problems facing the practical use of Video conferencing as a viable tool in the real world, everyday working environment. DSL is technology which brings into play high-bandwidth information capabilities through the use of existing, ordinary copper telephone lines. DSL allows for the receipt of data at speeds up to 25 times faster than traditional analog technology. And DSL does this by using existing telephone copper wires. What is required, however, is special switching equipment at the DSL provider's (in ACA's case, its DSL provider is the local telephone company) central switching location.

     As DSL represents recent technology, it will not be available to ACA as a recipient nor to some of its auto dealers until the fourth quarter of 1999. DSL is, however, currently available to most users in the major metropolitan areas, including Tacoma and Seattle.

     2.   PURCHASING LOANS USING VIDEO CONFERENCING AND THE INTERNET

     What DSL means to ACA is that we will be able to install and utilize a video conferencing system whereby our loan representatives can meet with on a virtual face-to-face basis the car-buying consumer. The cost components of video conferencing are

- the video camera, microphone, computer card, and other equipment at an approximate retail cost of $400 to $500 for each end
- the cost of the monthly service which will be priced at approximately per month for the 256 Kbps service and $65.00 per month for the Kbps service.


     ACA has established an internet web site whereby all of our forms (retail consumer application, automobile information form, deal structure form, etc.) Are immediately available to the dealer and the consumer for their completion. Upon completion, the forms can be immediately "e-mailed" back to ACA for review. ACA has incorporate a filter system into the process whereby each loan application is checked for compliance with the objective components of ACA's purchasing criteria. Non compliant applications will be immediately identified as such.

     ACA views its new system as a way of offering a higher quality of consumer relationship between it and the retail customer, a way of making better, more humanly accurate decisions regarding loan applicants, and a way of providing faster, more predictable and reliable services to its dealers.

THE  NON-PRIME  AUTOMOBILE  FINANCING  INDUSTRY  IN  GENERAL.


     The automobile finance market in general is the second largest consumer credit market in the United States with approximately $365 billion in annual volume in 1996. That figure grew to a volume of $602.80 billion in 1998. It is estimated that the non prime market comprises approximately $199.23 billion of this overall market place.(CNW Marketing/Research of Bandon, Oregon) We focus on the used-car, non-prime financing market which is the most rapidly growing segment of the overall automobile market. An estimated 45 million cars were sold in the United States in 1998 with approximately 29.6 million, or 65.72%, of those cars being used vehicles. (CNW Marketing/Research of Bandon, Oregon).The average sales price per car is increasing and rose approximately 3% over the prior year to approximately $8,957.



      ACA considers persons with annual incomes below the U.S. median as non-prime consumers. The U.S. median income level was $35,287 in 1995/1996. (U.S. Bureau of the Census, Current Population Reports, pp 60-197, Money Income in the United States: 1996 (With Separate Data on Valuation of Noncash Benefits, Table C at xiii, U.S. Government Printing Office, Washington, DC, 1997).The non-prime auto finance market has been a rapidly increasing segment with 90.4% of families with annual incomes between $10,000 and $24,999 owning automobiles during 1993, up from 81% in 1989 and 88% in 1992. (Asset Ownership of Households: 1993, Table 2. Households Owning Asset Types, by Selected Characteristics: 1993 (last modified, April 18, 1997.)The demand generally comes from borrowers who desire to finance their automobiles but can not obtain financing from conventional lenders for a variety of reasons including insufficient income levels. ACA's Management believes that this growth in loan volume is the result of three factors: First, increased marketing efforts on the part of automobile dealers and, to a lesser degree, on the part of other non-prime lenders, that expanded the market base resulting a larger pool of borrowers; Second, a general shift in the purchasing habits and credit practices of the domestic economy; and Third, the market itself has grown as conventional lenders continue to turn more good loans and good borrowers away. ACA's management believes these trends will continue for the immediate future.


The proceeds from the sale of ACA's securities will be used to finance vehicle loans for borrowers that meet ACA's lending guidelines. The borrowers will generally be persons that have been unable to secure loans from conventional lending institutions due to credit challenges. Such borrowers are expected to be willing to pay interest rates in excess of conventional interest rates in order to secure a vehicle loan under non-prime terms. It is strict Company policy to secure all loans by title or another form of legal ownership.

AUTO  LOAN  FINANCING  BUSINESS

       A.   FINANCIAL  ASPECTS  OF  OPERATIONS.

       ACA's gross profit generally consists of three components: the interest yields on the vehicle loans, generally ranging from 14.99% to 29.9% per annum, the deferred revenue component referred to as the "buy-fee" or "discount" portion, and miscellaneous fees such as late charges. The buy fee, or discount rate, obtained on a loan varies between the credit tiers. Typically, "B" credit loans may bring a flat buy fee of anywhere from $50.00 to $75.00 per loan. "C" credit loans may bring a buy fee of approximately $300.00 to $450.00 and "D" loans may produce buy fees expressed as a percentage of the amount financed, generally about 10%. ACA's annual expenditures, before repossession costs, reconditioning expenses, and other costs attributable to defaults, is limited to the Servicer's management fee of nine percent (9%) of the active portfolio balance per annum. This fee is essentially the only overhead costs that will be incurred by ACA in its day to day operations. ACA's Management, therefore, anticipates earning a profit based upon the annual return earned on the portfolio (interest, amortized buy fee, and other miscellaneous fees) less the 9% managerial fee and costs attributable to defaults.

       ACA may also, from time to time, sell some or all of its portfolio and use the proceeds to repurchase a new portfolio or portfolios. The operational purpose behind this strategy is essentially two-fold. By selling its old loans ACA shifts its risk of loss to someone else (the purchaser). Additionally, ACA is able to recognize any and all deferred revenue attributable to the old loans in the period in which they are sold; in other words, an immediate recognition of income. However, in selling its portfolio, ACA forgoes the revenue that would have otherwise been earned upon the loans had it continued holding and collecting payments upon them. If successful, ACA is able to earn more by recognizing the accrued buy-fees than it loses in forgone revenue.


     B.   NET DEFAULT COSTS

     The strong demand throughout the United States for alternative sources of vehicle financing for thousands of first time buyers and buyers with one or more credit infractions support higher interest rates on these loans resulting in substantial interest income to the loan holder. A primary concern, however, is the greater likelihood that non-prime purchasers will default on their loans.

     Operational success in this market is essentially a product of basic economics. Although the price for the higher interest rates to be earned through participation in the non-prime market is generally a higher consumer default rate, ACA endeavors to minimize its default rate to an annual rate of five to seven percent with a maximum annual default rate of ten percent. However, the default rate in and of itself is not the final step in determining profitability. The final step in determining portfolio performance is taken through ACA's approach at liquidating repossessed vehicles. In discussing profitability the default rate is a virtually useless term without an actual dollar value assigned to the cost of the defaults. Thus an analysis of the actual costs of defaults, or net default cost, is in order.

     ACA's approach to minimizing its costs of defaults is two fold: first, through strict adherence to its loan purchase guidelines in its efforts to prevent over advancing on vehicles (for example, limiting the maximum amount financed on a particular vehicle to certain blue book values guidelines); and second ACA disposes of its repossessed vehicles through local auto dealers on a consignment basis, directly to such dealers on a wholesale basis or through auto auctions. We aggressively pursue these approaches and believe that they are one of the cornerstones to successful profitability in this industry. It is Management's perception that larger, more conventional financing concerns (banks, credit unions, etc.) often tend to liquidate their repossessed vehicles at significant losses (through wholesaling or auctioning) with net default costs perhaps as great as fifty to sixty percent.

     ACA's Management believes that ACA may recover fifty percent of its investment in each liquidated repossession within an average time of approximately two months for the return of capital to the income stream. With an expected maximum default rate of fifteen percent and a fifty percent recovery rate, ACA estimates that at times it may achieve an actual dollar cost of defaults ("net default cost") of approximately nine to ten percent of the total active portfolio balance.

     Thus, for example, if ACA's portfolio balance is $1,000,000 with an annual default rate of 15%, then $150,000 of the loans in the portfolio will go into default during the year. If ACA. recovers 50% of the these defaulted loans, approximately $75,000 will go back into the portfolio. The result is a net default cost for the year would be $75,000. Expressed as a percentage of the overall portfolio, $1,000,000, this equates to a net default cost for the year of attributable to these loans of 7.5%. This example assumes that all the loans were purchased at face value and disregards any applicable discounts or origination fees. If these fees are factored in to the equation, the net default cost is lower. To illustrate, if ACA is receiving an average discount of 10%, it means that ACA actually paid $900,000 for the portfolio but, again using the above estimated recovery rate, ACA is recovering 50% of the face amount of the defaulted loans, or $75,000 despite the fact that ACA actually paid $90,000 for these defaulted loans. Thus, the out-of-pocket default costs attributable to these loans, after factoring in the discount or buy fee, is $25,000, or 2.5% of the actual cost of the entire portfolio.



     A primary goal in the industry with regard to liquidating repossessions is to return to the portfolio as soon as possible the proceeds collected from liquidating repossessions the theory being that the sooner new loans are purchased, the sooner that income can once again be earned. ACA's Management believes that this theory is often carried out to an extreme resulting in an actual increase in net default costs. In response to this common belief and practice, ACA's management endeavors to mitigate ACA's net default cost through its policy of micro-management often times with no more delay than that experienced by the larger concerns through their liquidation efforts. The benefit derived by following this practice is a decrease in the dollar amount of losses sustained upon liquidation of vehicles.

PURCHASING  LOANS  IN  THE  NON-PRIME  MARKET

     ACA currently engages in the typical, manual purchasing process whereby company representatives receive the hard copy of the loan application documents from auto dealers and, upon a review of the documentation, credit history of the consumer, etc., contacts the auto dealer with ACA's decisions to buy or not buy each particular loan. However, a central goal of ACA is to effect a fundamental change in its purchase procedures through the use of the Internet and computer/telecommunication technology (See below). ACA purchases loans from auto dealers pursuant to the application of strict underwriting guidelines set by ACA's Management which involve performing comprehensive, loan-by-loan collateral analysis, credit verifications and insurance verification.


      1. LOAN PURCHASE PROCEDURES: ACA currently purchases or "originates" its loans through its affiliate, Global Acceptance Corporation ("GAC"). ACA has contracted with GAC to originate the loans as well as service them. GAC originates ACA's loans, inputs the data relating to the loans into its loan servicing software, and then services the loans. GAC receives a monthly fee equal to three-quarters of one percent (.0075%) of the outstanding and active principal balance of the loans that it originates and services for ACA. GAC is an affiliate of ACA through common, indirect stock ownership. The relationship between ACA and GAC is more fully discussed in Subsection 6, below. GAC is referred to herein as the "Servicer". In purchasing auto loans, ACA generally follows these steps:


-              The  Servicer  purchases   vehicle  contracts  for  ACA  after
               reviewing the terms of each loan, analyzing the resale value of the vehicles that serve as collateral for the loans, reviewing credit applications, personally contacting the consumers, their employers, and/or their references, performing other verifications and checks, and generally applying the agreed upon buying criteria set forth in its contract with ACA (these guidelines may be reviewed and revised on a periodic basis where changing economic conditions warrant it).
- The Servicer seeks Lender's Single Interest coverage for each contract that it purchases.
- The Servicer, after satisfying the conditions for purchase, then obtains the vehicle contract itself in exchange for payment to the dealer. ACA is named as lien holder on the contract itself as well as the title or application for title.
- After purchase of the contract, the Servicer holds the contract and other documentation in a custodial capacity and services the loan on ACA's behalf.
- In the event of defaults on loans in the portfolio the Servicer is instructed to utilize outside independent repossession companies to repossess vehicles. The servicer, under the instruction of ACA, will then seek to market the vehicles, as discussed above retail sales through consignments with outside, independent dealers.
- Finally, the Servicer will utilize a claims adjustment and legal case management team to pursue loan deficiency payments, default judgments, insurance claims and subordination rights.

      2. ORIGINATION, UNDERWRITING AND PURCHASE OF LOANS. ACA, through its Servicer,currently uses a manual underwriting system which, when combined with the information obtained by the retail centers in their credit application, results in a systematic review and credit verification of each applicant for vehicle financing. However, ACA plans to begin using its Auto Credit Accept Internet system which is, to a great degree, an automated system with regard to many portions of the purchasing procedure. In accordance with these underwriting and purchasing procedures, each credit and borrower loan file should also contain the following:


-           Original  credit  application  signed  by  the  borrower.
-           Original  and  copy  of  the  motor  vehicle  contract.
-           Assignment  of  installment  sale  contract  to  ACA.
-           Original  title  to  the  vehicle  (or  application  for  title).
- Physical damage insurance certificates or agreements to provide such insurance for the vehicle, furnished by the Borrower or his/her insurance company.
-           Lien  slips,  DMV  forms  and  registration  documents.
-           Credit  reports  on  borrower.
-           Description  of  vehicle  with  identification  numbers.
-           Warranty  agreement,  if  applicable.
-           Copy  of  receipt  of  down  payment  by  dealer.
-           Proof  of  income  by borrower,  including pay stub, tax return,  or
-           Copy  of  borrower's  driver's  license.
-           Copy  of  borrower's  social  security  card.
-           Borrower's  personal  and  business  references.
-           Copy  of  borrower's  recent  telephone  bill.
-           Vehicle  odometer  statement.


          In underwriting each vehicle loan the borrower's ability to repay the loan, the borrower's stability, and the borrower's credit history all must be first assessed. The borrower's income must be determined and generally the borrower's monthly vehicle payments (including insurance), rent or mortgage, and other fixed debt payments, are not to exceed 50% of the borrower's gross verifiable income. The minimum monthly income requirement for an individual is currently $1,400 and for a married couple, currently $1,700. The customer must generally have lived in an area for a minimum of three years or in a residence for a minimum of one year, and have been employed with the same employer for a minimum of six months or in the same field for a minimum of three years, although recent college graduates, job transferee and military personnel E-4 and above, on allotment are also considered. In terms of credit history, the Originator is required to have the following guidelines: (i) current credit delinquencies are unacceptable unless there is a justifiable explanation, (ii) outstanding liens and judgments are budgeted for, (iii) if there have been prior credit problems, there should be a history of good credit after the problems occurred, and (iv) if there has been a bankruptcy, the bankruptcy cannot still be currently in effect, there should be no derogatory credit after the bankruptcy proceeding, and there should be a 6 month period from the termination of the customer's bankruptcy proceedings before extending credit.

     3. UNDERWRITING CRITERIA. The income, credit and stability guidelines described in this Memorandum are some of the basic underwriting criteria which are subject to exceptions and may vary in different geographic areas. The Originator is required to take a common sense approach in evaluating credit applications. ACA requires its Originator to utilize certain Company approved guidelines in purchasing contracts on ACA's behalf. These guidelines, however, are subject to discretionary fluctuations on a loan by loan basis. The guidelines for the state of Washington are generally as follows:


-        Contract interest rates: "B" credit generally no less than 14.99% APR;
         and  "D"  credit generally  no less than 17.99% and ranges up  to APR;
-        Down payment:  Ten percent (10%) to fifteen percent (15%) minimum down payment.
- Vehicle purchase price: Generally the lesser of: 1) NADA or Kelly Blue Book wholesale plus 30% to 40%; or 2) NADA or Kelly Blue
         Book retail, tax, license, Company approved add-ons (e.g., credit life, extended warranties, alarms, etc.) plus an over advance of 5% to 10%.
- Financing terms: For vehicles 10 years old, maximum financing term is months; for vehicles 9 years old, a maximum financing term of 28 months; for vehicles 8 years old, a maximum financing term of 36 months; for vehicles 6 to 7 years old, a maximum financing term of 42 months; for vehicles 4 to 5 years old, a maximum financing term of 48 months; for vehicles less than 5 years old, a maximum financing term of 54 to 60 months.
-        Maximum  finance  amount:  $15,000  including  interest  and  charges.
-        Minimum  finance  amount:  $2,000  including  interest  and  charges.
-        Mileage:  Varies  depending  upon  the  year  and  the  make  of  the vehicle, however, maximum mileage is 150,000 miles although the Servicer is strongly encouraged by ACA to choose contracts with underlying vehicles having much lower mileage; all vehicles with more than 90,000 miles are encouraged to purchase a 12 month minimum extended service warranty.
-        Dealers recourse:  The   Servicer contracts with the dealers, so that
         the dealers are on full recourse basis if any of the information supplied to ACA is falsified or is false or fraudulent.
-        Insurance:  Physical  damage  insurance  with  a maximum deductible of
- Variations: ACA's guidelines are subject to variation where the situation warrants it.




      4.  LENDERS  SINGLE  INTEREST  INSURANCE  POLICIES.
          At all times ACA seeks to maintain a physical damage insurance policy providing collateralinsurance for the vehicles serving as collateral for its loans. Such a policy is called a Lenders Single Interest Policy. ACA currently maintains a contract with a local insurance carrier to provide such coverage. ACA is currently paying a minimum monthly premium of $300 for this insurance. This premium amount increases by $25 per car when there are more than 200 loans in ACA's portfolio ACA must report all vehicle loans covered by the policy to the insurance company within thirty (30) days after each loan is funded. The insurance company will not refund any portion of the premium in the event a loan is prepaid. If the policy is canceled or not renewed before the maturity date of loans covered by the policy, the coverage will remain in place for outstanding loans until the loans are repaid. The policy does not cover any vehicle loan which exceeds 100% of the retail value as quoted in NADA or the Kelly Blue Book for used vehicles, with possible exceptions where there is warranty service or other contracts which help protect the physical integrity of the vehicles.


      5. LENDER'S SINGLE INTEREST COVERAGE. The Lender's Single Interest policy covers  certain  losses  arising  from  the  following  events:


     5. LENDER'S SINGLE INTEREST COVERAGE. The Lender's Single Interest policy covers certain losses arising from the following events:

- All_Risk Physical Damage Insurance (to provide the comprehensive and collision coverage when the borrower's primary insurance is inadequate or nonexistent at the time of loss).
- Instrument Non_filing Insurance (to cover the security lien on a vehicle when the filing has erroneously not been filed or filed incorrectly on the collateral, or the title is defective).
-      Skip and  Conversion  Insurance  (to  cover the  vehicle  and the insured collateral when the borrower, co_borrower or the collateral cannot be located).
- Confiscation Insurance (to cover the vehicle if the insured collateral is seized by any local, city, county, state, or the federal government).
-      Repossessed   Physical  Insurance  (to  cover  comprehensive  and
       collision while repossessed vehicle is being delivered back into the possession of the lien holder or its agent).



          A loss will not be covered in some cases because of the limits placed by the insurance company inside its policies, to the extent that there is a delay on the part of the insured to repossess the vehicle after default. In order to have coverage under this type of policy, (i) the vehicle must be financed under ACA's program, (ii) the loan must be in default, (iii) ACA must make all reasonable efforts to collect the loan or repossess the vehicle, or be unable to repossess the vehicle because it cannot be found or has been confiscated, and (iv) as a result, ACA will suffer a loss under the vehicle loan.

          Coverage on any of the insurance policies may be denied in event of fraud or misrepresentations made by the loan applicants, auto dealerships, the Servicer, or ACA. The policies do not cover the expenses which may be incurred by ACA to enforce the loans or to submit insurance claims. The policy will generally provide that valid claims will be paid within sixty (60) days after they are submitted. The Lender's Single Interest insurance coverage's extend for the entire term of each individual vehicle loan, even if the insurance policies for ACA are canceled or not renewed for future vehicle loans. The policies do not cover losses under loans with a term longer than sixty (60) months. Copies of the Lender's Single Interest insurance policy purchased by the Servicer, or ACA will be maintained at its executive offices for review by qualified prospective investors at reasonable times upon request.


     6. THE SERVICER, GLOBAL ACCEPTANCE CORPORATION. ACA has entered into a five year Origination Agreement and a five year Servicing Agreement with its affiliate, Global Acceptance Corporation or GAC whereby GAC is to originate, service, collect and hold ACA's automobile contracts and titles in exchange for a Servicing Fee and other remuneration. GAC is a Washington corporation licensed to do business in the state of Washington. Fifty percent of GAC's shares are owned by International Investors L.P. which has as one of its general partners, William V. Fowler, who is, in turn, one of ACA's Directors and Officers. The other fifty percent of GAC's shares are owned by Puget Sound Diversified Investments L.P. which has as one of its general partners, Norman K. Short, also one of ACA's Directors and Officers. GAC will hold the automobile contracts, titles, and other documents at its facilities located at 9564 Silverdale Way, Suite 201, Silverdale, Washington 98383, generally on a temporary basis and it a safe deposit maintained at a local branch of a large banking institution. GAC will perform the following functions and duties for the benefit of ACA and its Shareholders:



-      Custodian  of  all   documents   evidencing   the  retail   automobile
       installment loan contracts, including the original motor vehicle sales contract, the original credit application, insurance certificates and policies, and original title and security interest documents.
- Creation and maintenance of a complete current file on the vehicle loan.
- Send a booklet advising of the monthly payment and due date and/or mail a notice each month to the borrower on the loan to remit his/her payments to the Servicer.
- Collection and posting of all payments on each loan, and distributing payments to ACA after retaining its compensation.
-      Respond  to  customer  and  regulatory  inquiries.
-      Investigate  loan  delinquencies.
-      Send  monthly  reports  to  ACA  regarding collections and distributions.
- Initiate collection proceedings to enforce defaulted loans with ACA's authorization, including filing lawsuits and repossessing vehicles, and to be reimbursed for all expenses incurred by performing this function.
-      Resell  repossessed  vehicles  with  ACA's  authorization.
-      File  reports  on  the  borrowers  with  credit  agencies  when required.
- Release title to the vehicle to the borrower once the loan is repaid in full.
- Assist in tracking the physical damage insurance coverage on the vehicles during the term of the loan.
-      Represent  ACA's  interest  in  borrower  bankruptcy  proceedings.

     As compensation for its services under the Origination Agreement and the Servicing Agreement the Servicer, GAC, is entitled to receive fees set forth in said agreements which are based upon loan amounts. The fee amount is equal to three-quarters of one percent (.0075%) per month of the prior month's portfolio balance. ACA is responsible for payment of these fees for the duration of the Origination and Servicing Agreement with GAC. The term of the Agreement is five years and commenced on January 1, 1999 shall be paid from ACA's gross operating income are intended to cover most ongoing operational expenses except certain extraordinary expenses such as costs of repossessions, repair expenses and/or litigation. This arrangement, in turn, means that ACA is paying for many of its operational expenses through the fee that it pays GAC.
     ACA is, however, responsible for reimbursement to the Servicer of all out_of_pocket expenses incurred by the Servicer in performing services under the Servicing Agreement, plus direct costs, including filing fees, repossession costs, postage costs, investigation fees, transportation and storage costs, legal fees and DMV charges, as well as other similar costs provided that they are fully documented and approved in advance by ACA. ACA will pay for officers' salaries but is now paying a salary to only one of its officers, its president, William Fowler.


GEOGRAPHIC  BUSINESS  ENVIRONMENT.

     ACA believes that it is important to purchase loans that originate in its own local geographic environment.
This is because  it is easier to manage loans where the
debtors and vehicles are closer at hand and where the laws are more familiar. Notwithstanding, however, the Servicer is not precluded from purchasing loans in other states where the Company is legally able to operate and where the usury laws permit sufficiently high interest rates to justify the expense and risk of extending credit to non-prime consumers. At present ACA believes it is legally permitted to purchase non-prime auto loans in approximately 40 states. ACA will purchase most of its loans in Washington with a smaller number that may originate in neighboring states such as Oregon and Idaho.

     However, ACA also intends to engage in the brokering of loans with banks and other financing concerns. This process will involve ACA taking loan applications from dealers, processing them through an independent, third party company, and simultaneously submitting the loan applications to various banks and other lenders for approval. During the initial stages of this business, loan applications will most likely originate from Washington auto dealers. However, there is, theoretically, no reason why these applications could not come from dealers in states other than Washington.


PRIMARY  FACTORS  OF  COMPETITION.

     The two primary factors of competition in ACA's marketplace are buy-fee rates (or discount rates) and dealer service.

     1. BUY-FEES. Contrary to one's initial assumptions, the rate of interest charged to the consumer is not a significant enough factor to make it a meaningful variable in the competitive equation. At the point of negotiating the purchase of the loan, ACA's primary customer is the auto dealer and not the retail purchaser of the automobiles, ACA is negotiating for and purchasing the loan from the auto dealer and not the auto consumer. This means that, because the retail consumer pays the interest on the loan and not the dealer, the dealer is essentially inelastic or non-responsive to the interest rate. The dealer is, on the other hand, very reactive to the buy fee or discount. Simply put, this is because auto dealers pay this cost out of their own pockets although, most dealers will, in effect, attempt to pass the fee on to the ultimate purchaser by refusing to allow the purchaser to negotiate the purchase price of the vehicle downward.The buy fee is typically expressed as either a flat fee or a percentage of the loan balance (amount financed) and is, in effect, subtracted from the advance proceeds payable to the dealer at the point of purchase.


Buy fees related to the B and C credit categories can range anywhere from $50 or $250 per vehicle and up to a percentage amount of 10% or higher in the D category.


     Because of the dealer's sensitivity to the buy fee component, it is important for ACA maintain an awareness of what the competition is charging in way of these fees and price its self accordingly. This is, in fact, what ACA and its originator strive to do. The primary sources of information in this regard is through dealer negotiations as well as the procuring of the competition's "buy-sheets" (i.e., listings of the various purchasing criteria of non-prime financiers including buy-fees) from auto dealers, there always seems to be an open availability of competitors' buy sheets. In short, ACA and its Originator stays aware of buy-fee rates and adjust accordingly.


     2. DEALER SERVICE. Auto dealers are very concerned about promptness in funding. The primary reason underlying their concern is their own cash flow--the quicker they receive funds in payment for the notes they sell, the quicker they can repurchase inventory and continue generating sales. ACA is cognizant of the importance of this need and generally accommodates its dealers by reacting quickly to loan analysis and, upon satisfaction of its criteria, providing the dealer with a check. Due to the generally close geographical proximity between ACA's offices and its auto dealers, funding may occur via hand delivery. With some other financing concerns, funding may take as long as two or more weeks.

     3. PRINCIPAL COMPETITORS. The principal competitors competing in the western Washington automobile non-prime market include such companies as Arcadia Financial, Advanta Corp., WFS Financial Inc., Sunstar Acceptance, American General Finance, Crown Finance, Reliable Credit, Merchants Acceptance, and General Acceptance Corp. Because the non-prime market can prove to be so lucrative there has been a great deal of entries into the market. However, many of the conventional lending institutions are precluded through banking regulations, stockholder restrictions, or other miscellaneous business reasons from entering the market. These concerns have either turned away or formed subsidiaries to pursue a position in the market.

     4. SIZE AND MARKET STRENGTHS OF COMPETITORS. ACA's primary geographical area of operations is its localized area of Western Washington. However, to a lesser extent, ACA may purchase loans in eastern Washington and western Oregon. With regard to ACA's immediate geographical environment, there are only a few competing companies that maintain offices in the area. However, as the industry lends itself well to electronic facsimile transmission, computer modems, and other devices of technology, geographic location is not necessarily a preclusion to doing business elsewhere. It, therefore, is perhaps of little practical significance from a competitive standpoint whether or not other non-prime lenders maintain local offices, they are still competing with ACA for the purchase of non-prime loans. Some companies such as Arcadia Finance have maintained one central office where their entire portfolio is operated with loans originating from as close as Washington and Oregon and as far away as Texas and Arkansas. Others such as Mercury Finance operated individual, smaller portfolios through the use of a multitude of small, branch offices. Portfolio sizes may range from fifty or sixty million dollars to five or six million dollars. For example, General Acceptance Corp. apparently operated a portfolio during the end of 1994 which was in excess of $62 million. The non-prime finance industry also lends itself well to "mom and pop" operations; very small, one or two owner operations.

     5. HOW ACA COMPETES: ACA intends to build its portfolio to an initial level, concurrent with the maximum amount of this offering, of approximately $9 million at an approximate initial monthly purchase volume of $250,000 in auto loans (or approximately 30 to 40 loans). Management believes that this volume can be easily reached through a relatively small number of auto dealers with the end result being a relatively minor draw upon the market place. ACA's objective is essentially to buy the target volume of loans while minimizing the competitive contact with other financing concerns. By purchasing too large of a monthly volume, the purchaser begins to draw down on the number of loans available for purchase and, therefore, must start making concessions and other adjustments to compete with other members of its market. These adjustments typically are found in the form of lower standards of quality in the loans being purchased and/or accepting a lesser buy fee. ACA's Management, through past experience, estimates that ACA can easily obtain this level from as few as 8 or 10 Western Washington auto dealers therefore maintaining a fairly minimal intrusion into the market.

     Competition will be at its greatest force during this initial purchase period. However, once ACA has reached the portfolio target size the monthly volume of loan purchases can then be greatly decreased to that volume level necessary to maintain the principal of the portfolio and for reinvestment of the net profits (after tax and dividends). For every million dollars in portfolio size, the purchase volume should only be approximately four to six new loans per month.


     FLOORING

     Although ACA has not yet engaged in the business of flooring, the financing of inventory for automobile dealers, it intends to do so as soon as is practical. The business of flooring essentially is a financing process whereby ACA advances money directly to the auto dealer's inventory purchase source, generally auto auctions, upon receipt of title from the source. The maximum advance for auction purchased vehicles is generally the auction purchase price plus auction fees. The auction price is generally at or below NADA wholesale value but may, however, vary and be in excess of that amount. ACA earns a profit from two sources, the first being an interest charge and the second being certain fees charged for set-up, processing, title holding, administration, and payoff. These fees are charged to the dealer on a per automobile basis and may range anywhere from $75.00 to $100.00 per car. In addition, ACA may charge a monthly inspection vehicle of approximately $10.00 per vehicle. Typically each car is resold within the first 30 days.

     To illustrate, assume ACA advances $3,000.00 on a car whose retail sales price is $5,000.00 and the vehicle is resold by the dealer 30 days later. Further assume that ACA charges an interest rate of 14.5% on the advanced amount and $100.00 in administration fees. The Rate of Return on Investment, therefore, is approximately 45.4%.


     If ACA does enter into a flooring arrangement with a dealer, it would do so under a written flooring agreement. The agreement would be in the form of a promissory note and security agreement between ACA, as the maker of the promissory note and beneficiary of the security agreement, and the automobile dealer as the obligated party. ACA would not hold title to the vehicles serving as collateral to the note rather, the dealer would obtain title to the vehicles as they are purchased. ACA would, instead, require the dealer to grant a lien to ACA under the agreement. In this way the dealer is allowed to purchase the vehicle as part of its inventory and to convey title to the dealer's customers. The promissory note would be written in such a manner as to allow for a maximum advance limit. Advances against this limit would be on a vehicle by vehicle basis.

     Upon sale of the vehicle, the dealer would be required to immediately pay to ACA the amount of money that ACA advanced on the vehicle. The dealer would also be required, as part of the flooring agreement, to grant to ACA an irrevocable power of attorney essentially giving ACA the power to do anything that the dealer could do with respect to the vehicles serving as collateral for the promissory note. The dealer would be required to meet other conditions and obligations to ACA which would include; allowing ACA to inspect and audit the dealer's inventory at any time without notice, keeping the vehicles serving as collateral free of other liens or encumbrances, maintaining an insurance policy insuring the vehicles against collision, theft, fire or other damage and making ACA the beneficiary of the policy, and maintaining a valid state license to conduct business as an automobile dealer at all times during the existence of the agreement.



ELECTRONIC LOAN BROKERING AND ORIGINATION

Introduction.

We intend to utilize our internet capabilities and available computer technology to engage in the brokering of automobile loans with banks and other financing concerns. ACA has entered into an agreement with a software development company for the purchase and modification of existing software to accommodate its loan brokering service. The final software product will be ACA's Auto Credit system. Essentially, ACA's loan brokering business will entail ACA taking loan applications from participating dealers and submitting them electronically to various banks and other lenders for approval. We anticipate charging a monthly membership fee to participating dealers as well as receiving an origination fee in the range of approximately $50 to $150 for each accepted loan. In this way, ACA believes that it will be generate revenues by processing loans from each credit category, A, B, C, and D, without the necessity of financing the loans themselves. ACA does, however, intend to finance selected loans from the submitted applications. ACA is currently in the process of soliciting automobile dealers to participate in this program. The initial cost of the software is estimated to be approximately $67,000. There will be monthly maintenance fees of an as of yet undetermined amount. ACA intends to begin testing its loan brokering system in the field by January, 2000.

Software System

We are in the process of designing and developing, through a third party software developer, a software system that is a web-centric auto loan origination, decision response and lender assimilation software system (the "Auto Credit" system). This system will act as an application service provider
(ASP) for automobile dealers and lending institutions across the United States and Canada. Auto Credit will be comprised of two front-end components and a back end component: the two front-end components are a web browser interface designed to originate loan requests from automobile dealers, borrower decision results, and other functions and the lender criteria processing and report interfaces. The back-end component is a loan decision software system that will communicate loan information and requests to individual financing sources (lending institutions) that will be selected based upon their respective loan criteria and the incoming loan applicant's qualifications. Given that not all lending institutions will be using the same loan processing software, our software interaction with those institutions will be addressed on a case-by-case basis.

Auto Credit System Overview

The software system that we have acquired, Auto Credit (with its modifications), enables us to originate and process financing transactions for clients with "A" through "D" credit. The Auto Credit system is actually composed of a multitude of individual software systems. Auto Credit will allow a lending institution to make lending decisions based upon automatic, electronic application of the lender's criteria (the Credit Decisioning System). Additionally, Auto Credit includes software for borrower/buyer data management (the Buyer Data Interface System), communications and scripting facilities for credit report downloading (the Credit Bureau Interface System), raw credit data manipulation (the Raw Credit Data Processing System), credit statistics views and credit record editing/auditing (the Buyer Credit Profile System), graphical forms/reports module with print-previewing (the Forms Engine), automotive loan processing facilities (the Consumer Loan System), and dial up communications (the Communications System). Auto Credit utilizes a system that incorporates a lender loan guideline management application (the Guideline Manager) that allows a user to modify the loan guideline criteria data contained in the lender's guideline base.



                               [graphics omitted]


EMPLOYEES

     Currently, ACA pays a salary directly to only one employee, its president, William Fowler. Mr. Fowler is currently receiving a salary of sixty thousand dollars per year. However, ACA intends to add at least one more salaried position, that of its vice president, Norman Short, in the near future. Its current salaried employee, Mr. Fowler, maintains a day-to-day, active managerial role in the business of the company. Additionally, as ACA more fully activates its electronic loan origination business, it will add more employees to its payroll. With regard to ACA's current portfolio, and its direct loan financing business in general, ACA intends to continue its relationship with the Servicer, GAC. GAC currently has two full time employees on salary and may add more as ACA's portfolio increases. For more information regarding ACA's management, please see Section entitled "MANAGEMENT", below.


FACILITIES

     ACA currently maintains its executive offices and operations in space in Silverdale, Washington which it rents from an unrelated third party. It believes that this space is adequate for its needs for the foreseeable future.


REGULATION

     ACA is not subject to any specific rules or regulations other than the Federal Truth in Lending Act.

LITIGATION

     Global Income Management, Company, a predecessor of ACA, is currently named as a defendant in a lawsuit filed in the United States Federal Court for the District of Idaho. William Fowler and Norman Short, ACA's President and Vice-President are also named as defendants in the lawsuit. ACA is not named as a defendant in the litigation.

     The litigation arises out of the issuance of a promissory note by Global Income to an Idaho resident in January, 1998. The face amount of the promissory note is $123,000 and it bears interest at the rate of 11% per annum. Subsequent to the issuance of the promissory note, ACA acquired all of the assets of Global Income and agreed to pay its liabilities. Prior to the maturity date of the note, ACA attempted to negotiate an extension of the due date and/or conversion of the note to preferred stock. It was negotiating with a representative of the holder of the note and believed that an agreement had been reached to convert the note into ACA preferred stock. In reliance on that understanding ACA prepared and delivered to the representative the documentation to effect the conversion. In the interim, the holder of the note passed away and the executor of the estate has elected not to honor the commitment by the representative to convert the note. The executor demanded payment in full and filed the lawsuit when Global and ACA declined to make the payment. It is ACA's intention to discharge its obligation under the promissory note from the proceeds of this offering. The total amount of its obligation was approximately $140,000 as of August 1, 1999.

                                   MANAGEMENT

OFFICERS  AND  DIRECTORS

     The following table sets forth the names and ages of the members of ACA's Board of Directors, executive officers, and the position with ACA held by each:

NAME                        AGE     POSITION
----                        ---     --------

William  V.  Fowler          60     Director,  President,
                                    Chairman  of  the  Board
Norman  K.  Short            40     Director,  Vice  President
Geraldine  Fowler            48     Director,  Treasurer  and
                                    Secretary

Tracy  D.  Bushnell          38     Director,  National  e-Business  Director
William  Wright              34     Director,  Vice  President  of  Operations
William  Yates               71     Special  Consultant  to  the  Board


     Each director is elected to hold office until the next annual meeting of shareholders and until his successor has been elected and qualified. Officers are elected annually by the Board of Directors and hold office until successors are duly elected and qualified. The following is a brief account of business experience during the past five years of each director and executive officer of ACA.


     WILLIAM V. FOWLER. Mr. Fowler has been with the company since its inception. He has been the Company's President since December of 1997.Mr.
Fowler is an investment advisor representative for International Investment Advisors, LLC. a Registered Investment Advisor. Mr. Fowler also maintains a day-to-day, active role in the operations of autocreditaccept.com as a member of the Board of Directors and President. He is engaged by the Servicer, Global Acceptance Corporation, as Chairman of the Board and Vice President. Mr. Fowler's background includes extensive experience in the direct sales and marketing sector. Mr. Fowler has 33 years of business management and ownership experience. His marketing background is diverse and very successful. He was born on May 20, 1939 in St Louis, Missouri and he attended college at Santa Monica City College in 1962 and 1963, majoring in Psychology & Business Administration.


     In 1997 Mr. Fowler entered into a Consent Order with the Washington State Securities Division. The circumstances underlying that Order are completely unrelated to the business or operations of ACA or any of its predecessors. Under the Order, without admitting or denying any of the allegations of a violation of the Washington State Securities Act, Mr. Fowler agreed to entry of an order administratively enjoining him from any future violations of the Washington State Securities Act. He also agreed to pay $1,000 to cover the cost of the Division's investigation of the matter. Mr. Fowler has represented that he has complied with all terms of the Order since its entry.


     NORMAN K. SHORT. Mr. Short has been with the Company since its inception. Mr. Short has held the position of vice president since December of 1997.Mr. Short is one of the co-founders of ACA and has maintained his executive positions with ACA since its was formed. Mr. Short has obtained a Juris Doctor Degree, a Masters Degree in Laws, Taxation, and holds a Certificate in Public Accounting as well. He has served as the Chief Executive Officer of Global Acceptance Corporation since its inception and continues to maintain an active role in the non-prime automobile finance industry through his executive positions maintained with ACA and the Servicer. Mr. Short, prior to beginning his relationship with ACA and its Servicer, practiced law primarily in the areas of tax management and planning, business formation and advisory, and representation before the Internal Revenue Service.

     GERALDINE M. FOWLER. Ms. Fowler has been with the Company since its inception. Ms. Fowler has held the positions of Secretary and Treasurer since December of 1997.Ms. Fowler is the Secretary and Treasurer of Autocreditaccept.com She is presently engaged by the Servicer, Global Acceptance Company, in a full time salaried position as its chief accountant and as Secretary and Treasurer. She has worked in similar positions since 1995 and, before that, she was employed by the Province of Ontario, Canada as an

Environmental Officer from approximately May of 1986. Ms. Fowler received a Degree in Environmental Engineering at Lambton College of Applied Arts & Technology, Sarnia, Ontario, Canada in 1986. From 1969 to 1982 she worked for the Canadian Imperial Bank of Commerce and the Bank of Montreal in the accounting department.



     TRACY D. BUSHNELL. Tracy Bushnell joined the Company in November of 1999. In addition to his role as Director, Mr. Bushnell also maintains an active role as National e-Business Director for autocreditaccept.com on a commissioned, independent contractor basis. Mr. Bushnell is also currently a Business and Warranty services representative for Wynn's Extended Care Service Contracts and Northwest Business Consultants. He also represents Continental Protection Services Inc., a GAP Insurance provider as well as Global Warranty Services, Inc. Mr. Bushnell is a traveling representative for these latter companies as well as a consultant to auto dealers throughout Washington State with regard to their business and warranty services needs in the finance and insurance offices. Additionally, Mr. Bushnell provides training and consulting to auto dealers in the general area of business practices.

     In 1991 Mr. Bushnell became a co-founder and the Sales Manager for Creative Ventures Northwest, Inc., a Washington corporation doing business under the name of Automotive Alternatives as an automotive dealer and automotive buying service. During his tenure with Automotive Alternatives, Mr. Bushnell acquired experience in many various aspects of retail automotive sales and day-to-day operations in the automotive retail industry. While with Automotive
Alternatives, Mr. Bushnell held the positions of Sales Manager, Used Car Manager, and Finance Manager and eventually became a partner and Vice President of the company. In October of 1998, Mr. Bushnell sold his holdings in Creative Ventures Northwest to pursue his other interests.

     Mr. Bushnell, with his extensive in-the-trenches experience and his hands-on style of learning, has brought to ACA a heightened background knowledge of business development tactics, sales, marketing and public relations. His ability to adapt and relate to customers' needs makes him an effective public and business leader.

     WILLIAM M. WRIGHT III. Mr. Wright joined the Company in December of 1999. He is the President of a property management firm located in Silverdale, Washington. He received his Bachelors of Science Degree in Business Administration with an emphasis in Financial Services from San Diego State University, California. Mr. Wright has experience and knowledge in Financial Management spanning the past 14 years. His background and knowledge of systems and technology have enabled him to deploy both internal and external applications within his company and those of his business partners. Mr. Wright's knowledge and ability to teach technology has created a demand for his expertise at various national seminars and events where he has reached hundreds of users nationwide. Additionally, Mr. Wright is a National Director for the National Association of Residential Property Managers and past Chair of Washington States Leadership group where he continues to provide advice in the area of technology.



     WILLIAM R. YATES. William R. Yates has tentatively agreed to begin serving the company on the basis of a consultant to the Board in December of 1999.Mr. Yates serves the Company in the limited capacity of Advisory
Director. He has no vote on the Board of Directors nor does he have any direct managerial control. Mr. Yates has been in the finance business for over forty-six years. He has served as the Chairman of the Board and President/CEO of Imperial Thrift & Loan Association (Industrial Bank), as the Vice President/Northeast Division Area, as the General Manager of AVCO
Financial  Services  and  as  the  President/Representative  Director  of  AVCO
Financial Services of Japan. Mr. Yates currently serves as Chief Operating Officer of C a B Capital Markets, Inc. and as a management consultant to Associates Financial Services Group. His career accomplishments include reorganization of Industrial Bank whereby he established a centralized control system that maximized efficiencies in a highly regulated market and achieved superior results in the Thrift Operation by increasing assets 187%, reducing the expense ratio by 54% and doubling the return on investment. Mr. Yates successfully developed a highly profitable $100 million non-prime Auto Division with a loss ratio of less than 1/10th of one percent per month and a quality mid-market Real Estate Program that produced three billion dollars of new business. He managed a 5-state regional area consisting of 90 Consumer Finance branches, 450 employees and $300 million in receivables. Additionally, he was responsible for all phases of field operations, financial planning, production, training and profitability. He designed and successfully established the only profitable Foreign Consumer Finance Company in Japan. That company currently has over 500 branches with ROI in excess of 20%. He is currently a member of the International Banking Group for BOJ. Mr. Yates studied TPC Philosophy and Management at the Musahi Institute of Technology, Tokyo, Japan. Additionally, he studied Japanese Management and Business Principals at Sophia University, Tokyo, Japan and received a degree in Business Administration and Economics from Missouri State University, Missouri.


EXECUTIVE  COMPENSATION

     As of the end of its last fiscal year ACA did not pay any compensation to any of its executive officers in connection with the services they render to it. Effective April 1, 1999 ACA began paying a salary to William Fowler in the amount of $5,000 per month and, effective December 1, 1999, began paying compensation in the amount of $2,500 per month to Norman Short. With regard to Directors Tracy Bushnell and William M. Wright III, ACA intends to provide these Directors with a combination of common stock and common stock options in lieu of initial compensation for their services. ACA also intends to offer common stock options to William Yates in addition to the monetary compensation already contemplated. Tracy Bushnell, will also be compensated on a commission basis for his marketing and sales services to ACA.


     ACA does not presently provide group medical or life insurance for its employees, although the Board of Directors may recommend such plans be adopted in the future.


     No officer of ACA receives any additional compensation for his or her services as a director. However, directors are entitled to be reimbursed for reasonable and necessary out-of-pocket expenses incurred by them in connection with meetings of the Board of Directors or other matters of Company business. Consultant to the Board, William R. Yates, will be participating in a consultant capacity under a compensation plan whereby he receives a stipend of seven hundred and fifty dollars per month. Additionally, ACA reimburses Mr. Yates for his travel expenses incurred in attending board meetings. It is anticipated that Mr. Yate's stipend will be increased in the future as the need for his services increases as ACA expands its operations.


CHANGES  IN  CONTROL

     ACA is not aware of any arrangement, including the pledge by any person of securities of ACA, which may at a subsequent date result in a change in control of ACA.

RELATIONSHIPS  BETWEEN  OFFICERS  AND  DIRECTORS

     ACA's   Chief    Executive    Officer,    William    Fowler,    and   ACA's
Secretary/Treasurer, Geraldine Fowler are husband and wife.

                             PRINCIPAL STOCKHOLDERS

     The following schedule reflects the holdings of shares of common stock of ACA by each person who, at the date of this Memorandum, holds of record or is known by management of ACA to own beneficially more than 5% of the Common Shares and, in addition, by all directors and officers of ACA, individually and as a group.

Name and Address of                               Number of  Percent Before   Percent After
Owner (1)                                          Shares       Offering       Offering(2)
------------------------------------------------  ---------  ---------------  --------------
                                                                                Max.     Min.
                                                                                ----     ----

William V. and Geraldine Fowler(3)                1,563,140        35.4%        34.6%     26  %
Norman K. Short(4)                                2,090,226        48.2%        47.1%     35.2%
                                                  1,563,140        35.4%        34.6%     26  %
All officers and Directors as a group (3 persons) 3,126,280        70.8%        69.2%     52  %


     (1) The address for all persons listed is 9564 Silverdale Way, Suite 201, Silverdale, Washington 98383.


     (2) Assumes that 100,000 Shares at the Minimum and 1,600,000 Shares at the Maximum are sold under this offering at $6.00 per share and that:
     a) 8824 currently issued shares of preferred stock are converted into 66,180 shares of common stock; and
     b) 1,054,172 treasury shares are issued to individuals such as directors, employees, consultants and other individuals excluding William Fowler, Geraldine Fowler, and Norman Short.
     Based upon these assumptions, the total common shares that would be issued and outstanding at the minimum would be 4,512,075 shares, and at the maximum, 6,012,075 shares.


     (3) Shares are held in the name of International Investors Limited Partnership, a
Washington limited partnership, of which Mr. and Mrs. Fowler is the general partners.

     (4) Shares are held in the name of Puget Sound Diversified Investments L.P., a Washington limited partnership, of which Mr. Short is a general partner.

                              CERTAIN TRANSACTIONS

INITIAL  FINANCING

     On December 31, 1998, ACA had issued and outstanding 4,180,452 Common Shares to its two principal shareholders, International Investors, L.P. and Puget Sound Diversified Investments, L.P. with said Common Shares having been originally issued in consideration for a nominal amount of cash and the performance of services in the development and preparation of ACA's operating plan, marketing plan, plan of offering and distribution of its securities. Each limited partnership shareholder holds an equal number of shares in ACA as well as a fifty percent common stock interest in the Servicer. Some of ACA's costs of formation were paid by Global Income Management Company, which, in exchange for payment of said costs, received 21,320 of ACA's Preferred Shares. Those Preferred Shares have since been redeemed and the majority of them reissued to outside investors.

     There are no pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. ACA has, however, recently completed in a transaction that involved ACA's purchase of automobile loan receivables from a former affiliate, GIMC, in exchange for ACA's issuance of a combination of its Preferred Shares and its Common Shares to a number of GIMC's prior investors. In August of 1998, ACA entered into an agreement with GIMC whereby ACA agreed to purchase virtually all of GIMC's automobile installment loan portfolio, its inventory of repossessed vehicles, and certain selected deficiency account balances. In exchange, ACA agreed to distribute up to 22,871 shares of its Preferred Stock and 159,900 shares of its Common Stock. However, ACA ultimately issued 17,339 shares of its Preferred Stock, 8824 of which were still issued and outstanding as of September 30, 1999, 125,000 shares of its Common Stock, and $234,484 in short term promissory notes to GIMC's investors. Prior to this transaction GIMC held 21,320 of ACA's convertible Preferred Shares. To complete the overall transaction, ACA accelerated the conversion of the 21,320 Preferred Shares held by GIMC into 159,900 Common Shares and GIMC tendered back to ACA all of the new Common Shares. ACA, in turn, distributed 125,000 of these shares to its new investors and retained the remaining 34,900 shares as treasury stock.


     The Officers and Directors of ACA identified above do not own shares in ACA directly. However, William V. Fowler and Norman K. Short are both general partners in International Investors L.P. and Puget Sound Diversified Investments L.P., respectively, with these two entities being ACA's two principal shareholders.

                                    DILUTION

     As of December 31, 1998, ACA had 4,340,352 Common Shares and 17,339 Preferred Shares issued and outstanding. The Preferred Shares are convertible into 130,043 Common Shares. Dilution is the reduction of value in a purchaser's investment measured by the difference between the price of the shares in this offering and the net tangible book value at December 31, 1998 plus the increase attributable to purchases by investors in this Offering. Net tangible book value per share represents the amount of ACA's tangible assets in excess of its liabilities, divided by the number of shares outstanding.

     The following tables summarize the difference between the number of shares purchased from ACA, the total consideration paid in cash, and the average price per share paid by existing shareholders and the purchaser of shares in this Offering as of December 31, 1998 at both the Minimum and Maximum levels assuming a per share purchase price of $6.00.

SALE  OF  MINIMUM  NUMBER  OF  SHARES
-------------------------------------

                                               Total Cash        Average
                         Shares Purchased     Consideration       Price
                       -------------------  ------------------  ---------
                        Number    Percent    Amount   Percent   per Share
                       ---------  --------  --------  --------  ---------
Founding Shareholders  4,180,452     94.1%  $  1,100      .20%  $.0003
Other Shareholders       159,900      3.6%  $  5,364      .90%  $ .034
New Investors            100,000      2.3%  $600,000     98.9%  $ 6.00
                       ---------            --------  --------
     Totals            4,440,352    100.0%  $606,464    100.0%
                       =========  ========  ========  ========

SALE  OF  MAXIMUM  NUMBER  OF  SHARES
-------------------------------------

                                                     Total Cash        Average
                               Shares Purchased     Consideration       Price
                             -------------------  ------------------  ---------
                              Number    Percent    Amount   Percent   per Share
                             ---------  --------  --------  --------  ---------
Founding Shareholders(1)(2)  4,180,452     70.4%  $    1,100      .03%  $.0003
Other Shareholders             159,900      2.7%  $    5,364      .07%  $ .034
New Investors                1,600,000     26.9%  $9,600,000     99.9%  $ 6.00
                             ---------            ----------  --------
     Totals                  5,940,352    100.0%  $9,606,464    100.0%
                             =========  ========  ==========  ========

     On conclusion of this offering, assuming 100,000 Shares are sold at the Minimum or 1,600,000 Shares are sold at the Maximum for $6.00, the proforma net tangible book value to the existing shareholders and the decrease in net tangible book value to purchasers of shares in the offering are summarized in the following table:

                                                             Minimum    Maximum
                                                            Proceeds   Proceeds
                                                            ---------  ---------

Offering Price                                              $    6.00  $    6.00

Net tangible book value per share at December 31, 1998 (1)  $    0.05  $    0.05

Increase attributable to purchases by new investors         $    0.13  $    1.60

Net tangible book value per share at December 31, 1998
as adjusted for this offering, before deducting offering
expenses (2)                                                $    0.18  $    1.65

Dilution of net tangible book value to new investors        $    5.82  $    4.35

(1)  Common  Shares only.
(2)  Assumes no conversion of outstanding preferred shares.

                                 CAPITALIZATION

     The following table sets forth the capitalization of ACA at December 31, 1998, as adjusted to reflect the sale of 100,000 Shares at the Minimum and 1,600,000 at the Maximum at the offering price of $6.00 per share, and the receipt of the anticipated proceeds in the amount of $600,000 at the Minimum and $9,600,000 at the Maximum, net of estimated offering expenses of $55,000 and
$121,000   respectively.

                                                       December  31,  1998

                                                    Actual        As  Adjusted
                                                  ---------  ---------------------
                                                              Minimum    Maximum
                                                              Proceeds      Proceeds
                                                             ---------  ----------
Long-term notes payable, net of current portion.  $   0.00   $   0.00   $     0.00

Stockholders' Equity:
     Common Stock (no par value),
     32,500,000 shares authorized and
     4,340,352 issued at December 31, 1998;
     4,440,352 Shares if minimum and
     5,940,352 Shares if maximum, outstanding upon completion of this offering (1)

Retained Earnings (Deficit). . . . . . . . . . .   (97,809)   (97,809)     (97,809)
                                                  ---------  ---------  -----------


Total Stockholders' Equity . . . . . . . . . . .   304,361    849,361    9,783,361
                                                  ---------  ---------  -----------

Total Capitalization . . . . . . . . . . . . . .  $206,552   $751,552   $9,685,552
                                                  =========  =========  ===========

(1)  Assumes  all  issued  and outstanding shares of preferred stock were converted into  shares  of  common  stock.

                            DESCRIPTION OF SECURITIES

COMMON  SHARES

     ACA's Articles of Incorporation, as amended, authorize the issuance of up to 32,500,000 no par value Common Shares. Each holder of record of Common Shares is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. Cumulative voting is not authorized by the Articles of Incorporation.

     Holders of outstanding Common Shares are entitled to those dividends declared by the Board of Directors out of legally available funds, and, in the event of liquidation, dissolution or winding up of the affairs of ACA, holders are entitled to receive ratably the net assets of ACA available to other Common Shareholders. Holders of outstanding Common Shares have no preemptive, conversion or redemptive rights. All of the issued and outstanding Common Shares are, and all unissued Common Shares, when offered and sold will be, duly authorized, validly issued, fully paid and nonassessable. To the extent that additional Common Shares of ACA are issued, the relative interests of the then existing shareholders may be diluted.

DIVIDEND  POLICY

     Holders of Common Shares are entitled to dividends in the discretion of the Board of Directors and payment thereof will depend upon, among other things, ACA's earnings, its capital requirements and its overall financial condition. ACA has not paid any cash dividends on its Common Shares since inception and intends to follow a policy of retaining any earnings to finance the development and growth of its business. Accordingly, ACA does not anticipate the payment of cash dividends upon its Common Shares in the foreseeable future.

MARKET  FOR  COMMON  SHARES

     There is currently no public market for the Common Shares of ACA, and there can be no assurance that a trading market will develop in the future. Further, the outstanding Common Shares are restricted securities as that term is defined in Rule 144 under the 1933 Act, and can not be resold without registration under the 1933 Act or an exemption from registration.

PREFERRED SHARES

     ACA's Articles of Incorporation, as amended, authorize the issuance of up to 1,000,000 Class "A" 12% Cumulative, Convertible, no par value Preferred Shares. As of September 30, 1999, there were 8,824, Preferred Shares issued and outstanding. However, the preferred shareholders are allowed to convert their shares into common shares at any time and most, if not all, will do so.ACA may fix designations, preferences, powers, dividend rights, conversion rights, voting rights, terms of redemption's and liquidating preferences. Any or all of these may be greater than the rights of the Common Shares.


     Preferred  dividends

     Holders of outstanding Preferred Shares are entitled to receive, when, as declared by the Board of Directors of ACA, out of funds legally available therefore, cumulative cash dividends at the rate of 12% per annum of the stated value of $30.00 per share, or $3.60 per share per annum, and no more. Dividends on the Preferred Shares if not paid in a particular year, will accrue. Each dividend will be payable to holders of record as they appear on the stock records of ACA on the record date of the dividend.

     No cash dividends may be declared or paid or set for payment on any class of stock ranking as to dividends junior to the Preferred Shares unless full annual dividends have been paid or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereby set apart for such payment.

     Preferred  conversion

     The holders of the Preferred Shares are entitled at any time beginning six months following the close of this offering, subject to prior redemption, to convert the Preferred Shares into ACA's Common Shares, at a rate of seven and a half Common Shares for each one Preferred Share, provided that the average bid price of the Common Shares is at least $4.00 per share for the twenty trading days prior to such conversion date. The conversion ratio is subject to adjustment as set forth below. ACA is not required to issue fractional Common Shares upon conversion of the Preferred Shares and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Shares on the last business day prior to the date of conversion. In the case of Preferred Shares called for redemption, conversion rights will expire at the close of business the tenth business day prior to the redemption date.


     Preferred  call  feature

     The Preferred Shares are callable by ACA at any time that the average bid price of the Preferred Shares is at least $4.80 per share for the twenty trading days prior to such call. The holders of the Preferred Shares will be required to surrender and deliver, duly endorsed, the certificate or certificates representing the number of Preferred Shares being called by ACA at its office or to the transfer agent at their offices.

     Preferred  liquidation

     Upon dissolution, liquidation or winding up of ACA, the holders of the Preferred Shares shall be entitled to receive and to be paid out of the assets of ACA available for distribution to its stockholders, before any payment or distribution shall be made on the Common Shares or any class of stock ranking junior to the Preferred Shares upon liquidation, 100% of the stated value amount per share, plus a sum equal to all unpaid dividends thereon to the date of final distribution.

     Neither the sale of all or substantially all of the property or business of ACA, nor the merger or consolidation of ACA into or with any other corporation or the merger or consolidation of any other corporation into or with ACA shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary. After the payment to the holders of Preferred Shares or the full liquidation preference provided above, the holders of Preferred Shares as such shall have no right to claim to any of the remaining assets of ACA. In the event the assets of ACA available for distribution to holders of Preferred Shares upon any dissolution, liquidation or winding up of ACA, whether voluntary or involuntary, shall be insufficient to pay in full all amounts which such holders are entitled, no distribution shall be made on account of any Common Shares unless proportionate distribution amounts shall be paid on account of the Preferred Shares ratably, in proportion to the full distribution amounts for which holders of all such shares are respectively entitled upon such dissolution, liquidation or winding up.


STOCK  OPTIONS  &  WARRANTS

      As partial consideration for services, the Company will make available approximately 1,054,172 shares of its common stock for immediate issuance to certain individuals. Initially, these individuals include:
     William  M.  Wright,  III
     Tracy  D.  Bushnell
     William  Yates
     The common shares that will be used to meet these distribution requirements will be held as treasury stock by the Company as of December 20, 1999. The Company will obtain these shares from its current principal shareholders, International Investors L.P. which has as one of its general partners, William
V. Fowler, and Puget Sound Diversified Investments L.P. which has as one of its general partners, Norman K. Short. These shareholders have agreed to tender back to the Company 1,054,172 common shares for no additional consideration.

      Of the 1,054,172 common shares made available to the above named individuals, an as-of-yet agreed upon number of shares will be issued directly to one or more of such individuals solely in exchange for past, present and/or future services, and additional shares, also as-of-yet agreed upon, will be made available to them in the form of options.


TRANSFER  AGENT  AND  REGISTRAR

     The transfer agent and registrar for the Common Shares will be performed by ACA until such time as there are enough stockholders to require outside services.

DETERMINATION  OF  OFFERING  PRICE

     The offering price for the Shares was determined by ACA based a variety of factors and does not bear any direct relationship to the assets, results of operations to date or book value of ACA or to any other historically based criteria of value. In determining such price, consideration was given to, among other things, ACA's initial and projected operating results, its prospects and earnings potential, its management and the risks associated with an investment in the Shares. Additional consideration was given to the general state of the economy, the auto finance market and other factors which management deemed material.


REPORTS  TO  SHAREHOLDERS

     ACA intends to furnish its shareholders with annual reports which will describe the nature and scope of ACA's business and operations for the prior year and will contain a copy of ACA's financial statements for its most recent fiscal year.

WASHINGTON  STATUTES

     Section 23B.08 of the Revised Code of Washington, as amended, authorizes a Washington corporation to indemnify its officers and directors, against claims or liabilities arising out of such person's conduct as officers and directors if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of ACA. The Articles of Incorporation provide for indemnification of the directors and officers of ACA. In addition, Article 11 of the By-Laws of ACA provide for indemnification of the directors, officers, employees or agents of ACA. In general, these provisions provide for indemnification in instances when such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of ACA. Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of ACA pursuant to the foregoing provisions, or otherwise, ACA has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

                              PLAN OF DISTRIBUTION

     ACA is presently offering its Common Shares pursuant to federal regulations relating to Form SB-1 and concurrent state regulations. ACA is offering a minimum of 100,000 and a maximum of 1,600,000 of its Common Shares at $6.00 per share for an aggregate Offering amount of $600,000 at the minimum and $9,600,000 at the maximum offering. ACA reserves the right to terminate this Offering at any time prior to the closing date of this Offering. The Offering will be managed and the Shares will be offered and sold by or through ACA's officers, directors, and agents on a "best efforts" basis. Such officers will not receive separate compensation in connection with the offer and sale of the Shares.

     Shares are offered only to bona fide residents of states where the Offering has been qualified to be made. The Shares will be offered by officers of ACA subject to applicable federal and state securities laws. No commission or other remuneration will be paid with respect to the sale of Shares in this offering. No broker or dealer has been retained or is under any obligation to sell or purchase any of the Shares. However, ACA may obtain the services of securities brokers and/or dealers in the future to assist it in the offer and sale of the Shares. In such event, a commission may be paid to these broker-dealers as agents of ACA, where allowed by law, in an amount not to exceed 10% of the gross offering proceeds received on sales of the Shares made by them. ACA may also agree to reimburse such participating broker-dealers for expenses incurred in connection with the offering, on a non-accountable basis. ACA and the participating broker-dealers may further agree to indemnify each other against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, the 1933 "Act".


ESCROW  ACCOUNT

     This offering is being made on a "best efforts" basis and there is no assurance that all or any of the Shares offered will be subscribed. The offer will terminate if the Minimum of 100,000 shares are not sold by September 30, 2000, unless extended by ACA to September 30, 2001. All funds paid to ACA by investors in subscriptions for shares will be placed in an escrow account with First Trust Bank, NA, until ACA has received subscriptions for the minimum of 100,000 shares, at which time the escrow will be terminated and the funds in the escrow will be released to ACA to allow for the closing of this transaction. If ACA does not receive subscriptions for 100,000 shares by September 30, 2000 (unless extended in ACA's sole discretion to September 30, 2001), then the funds held in escrow will be returned to subscribers with interest earned, if any, and the offering will be terminated. ACA will pay all bank charges related to establishing and maintaining the Escrow Account. In no event will the bank charges be deducted from the principal of any subscription for the shares. There can be no assurance that all Shares offered hereunder will be sold.

     When and if the minimum is sold and the proceeds therefrom are deposited into the escrow account, the escrow account will be closed and all proceeds therein, including interest, will be delivered to ACA. After the escrow account is closed, ACA may continue the offering until the earlier of the sale of all shares or December 31, 2001. All proceeds from the sale of shares after the minimum is sold will be paid directly to ACA and will be immediately available for use by ACA for the purposes described herein. Subscribers will not own shares until such time as the minimum escrow amount has been reached.


SUBSCRIPTION  PROCEDURES

     ACA proposes to sell the 1,600,000 shares of ACA stock at $6.00 per share. Unless notified to the contrary, persons wishing to purchase Shares in this offering should complete and deliver to ACA a Subscription Agreement, together with the purchase price payable in cash or check. Checks should be made payable to "First Trust Bank, for Auto Credit Acceptance, Ltd." Upon receipt of the Subscription Documents, ACA will promptly review them to confirm the suitability of the investor. If the investor is suitable and the subscription is not rejected by ACA, the check for the purchase price will be deposited into the escrow account at First Trust Bank, NA. If, for any reason, ACA determines the investor is not suitable or if it rejects the subscription for any other reason, the investor's check and all subscription documents will be promptly returned to the investor without interest and without deduction.

MINIMUM  PURCHASE

     The minimum number of shares any single investor may purchase pursuant to this offering is 100 at a total minimum price of $600.00.


                         SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, ACA will have, assuming the maximum number of Shares offered herein are sold and assuming full conversion of all issued and outstanding preferred shares, issuance of all treasury shares to certain individuals (see section entitled "STOCK OPTIONS AND WARRANTS"), 6,012,075 shares of Common Stock issued and outstanding. The Shares of Common Stock sold in this offering will be freely transferable without restrictions or further registration under the Securities Act. This does not include those shares purchased and/or held by an "affiliate" (as that term is defined under the Securities Act) of ACA who will be subject to the resale limitations of Rule 144 promulgated under the Act if and when ACA's securities qualify for the resale exemption afforded by Rule 144. Although no trading market currently exists for the Common Shares, ACA anticipates that it will make application to the NASD's Over-the-Counter Bulletin Board market upon the sale of the maximum aggregate amount of this Offering.


     The shares of Common Stock owned by "control persons", officers and directors are deemed "restricted securities" as that term is defined under the Securities Act and in the future may be sold under Rule 144 at such time as ACA's securities qualify for the resale exception afforded by said rule. Rule 144 provides, in essence, that a person holding restricted securities for a period of one year may re-sell shares every three (3) months, in brokerage transactions and/or market maker transactions, in an amount equal to the greater of (a) one per-cent (1%) of ACA's issued and outstanding Common Stock or (b) the average weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who is not an affiliate of ACA and who has satisfied a two year holding period.

     Additionally, shares underlying employee stock options granted, to the extent vested and exercised, may be resold beginning on the ninety-first day after the effective date of a prospectus, offering circular, or offering memorandum pursuant to Rule 701 promulgated under the Securities Act.


     Upon completion of the Offering, and assuming all Shares offered hereby are subscribed to and assuming full conversion of all outstanding Preferred Shares and issuance of all treasury shares (see section entitled "STOCK OPTIONS AND WARRANTS"), , ACA will have 6,012,075 shares of Common Stock outstanding, of which 1,600,000 Shares will be freely transferable without restriction under the Securities Act. Of the remaining shares of Common Stock which will be outstanding (again, assuming full conversion of all Preferred Shares and issuance of all treasury shares) approximately 4,340,352 shares will be held by shareholders who, at the date of this Memorandum, have not held beneficial ownership thereof for at least one year. Such shares will not qualify for resale under Rule 144 until each shareholder holds the shares for at least one year. At the end of one year from when the shares were issued these shareholders will be able to sell their shares, assuming that a trading market has been established for the shares. There will be certain volume and manner of sale limitations imposed on such shareholders at the time of resale if and when a public market for the shares develops. Of the total 4,340,352 shares which have not yet been held for at least one year, 4,180,452 shares are held by affiliates , existing shareholders, officers, directors and other insiders and will continue to be subject to volume and manner resale limitations. However, within six months from the date of this prospectus, approximately shares of common stock held by current shareholders will be eligible for resale in a public market in reliance on Rule 144 without volume and manner of sale limitations, commencing 90 days after ACA meets the issuer conditions of Rule 144. The remaining 4,180,452 shares held by affiliates will be eligible for resale in a public market in reliance on Rule 144 with the volume and manner of sale limitations imposed upon affiliates of the issuer. Currently, none of ACA's shares of Common Stock are available for resale under Rule 144 since ACA has not met all of the conditions required by the rule, specifically, ACA has not made certain information available to the public as required by Rule 144(c). Future resales under Rule 144, if and when ACA meets the conditions of Rule 144, may have an adverse effect on the market price of the Shares of Common Stock issued to subscribers in this Offering.

     There has been no public market for the common stock of ACA. Although, ACA believes a public market will be established at some future time, there can be no assurances that a public market for the shares offered herein will develop. If a public market for the Shares does develop at a future time, sales of shares by shareholders of substantial amounts of Common Stock of ACA in the public market could adversely affect the prevailing market price and could impair ACA's future ability to raise capital through the sale of its equity securities.


                                  LEGAL MATTERS

     The validity of the shares offered herein will be opined on for us by the Law Offices of Jack G. Orr, P.S. of Tacoma, Washington, which has acted as our outside legal counsel in relation to certain, restricted tasks.


                              AVAILABLE INFORMATION

     We have filed with the Securities and Exchange Commission in Washington, D.C., a registration statement on Form SB-1 under the Securities Act of 1933, as amended, with respect to the shares we are offering. Prior to the effective date of the Registration Statement ACA was not subject to the information requirements of the Securities Exchange Ac t of 1934, as amended, (the "Exchange Act"). At the time of the effectiveness of the Registration Statement ACA became a "reporting company" and is required to file reports pursuant to the provisions of the Exchange Act. This Prospectus does not contain all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and exhibits thereto for further information with respect to ACA and the Debentures to which this Prospectus relates. Copies of the Registration Statement and other information filed by ACA with the Commission can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C. at 450 Fifth Street, N.W., Washington, DC 20549 and at certain of its regional offices which are located in the New York Regional Office, Seven World Trade Center, Suite 1300, New York, NY 10048, and the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the Commission maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants such as the Issuer, that filed electronically with the Commission at the following Internet address: (http:www.sec.gov).DIRECTORS OF THE COMPANY

INDEPENDENT AUDITOR'S REPORT


The Board of Directors
Auto Credit Acceptance, Ltd.
(dba Autocreditaccept.com)


        I have audited the accompanying balance sheet of Auto Credit Acceptance, Ltd., (dba Autocreditaccept.com) as of December 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

          I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

          In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Auto Credit Acceptance, Ltd. as of December 31, 1998, and the results of its operations and its cash flows for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

          The accompanying financial statements have been prepared assuming that Auto Credit Acceptance, Ltd. will continue as a going concern. There is substantial doubt about the Company's ability to continue as a going concern as a result of recurrent losses and negative working capital. Management's plans in regard to these matters are also described in note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.






W. Alan Jorgensen
Certified Public Accountant



May 18, 1999
Seattle, Washington




AUTO CREDIT ACCEPTANCE, LTD


Financial Statements

December 31, 1998

     AUTO  CREDIT  ACCEPTANCE,  LTD.
     d/b/a  Auto  Credit  Acceptance.  com
     BALANCE  SHEETS


                                                                            UNAUDITED
                                                                          --------------
                                                            DECEMBER 31    SEPTEMBER 30
                                                               1998            1999
                                                           -------------  --------------

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                  $     10,807   $      48,191
Accrued Interest Receivable                                       7,086           4,392
                                                           -------------  --------------

Total current assets                                             17,893          52,583

Contracts Receivable                                            554,130         391,198

TOTAL ASSETS                                               $    572,023   $     443,781
                                                           =============  ==============

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
Accrued Interest Payable                                   $      6,718   $      28,039

Notes Payable                                                   357,485         349,047
                                                           -------------  --------------

TOTAL CURRENT LIABILITIES                                       364,203         377,086
                                                           -------------  --------------

Contingencies                                                         -               -

STOCKHOLDERS' DEFICIT
Preferred stock: 2,000,000 shares authorized                          -               -
  Issued and outstanding ($30 par value)
  December 31, 1998 - 17,339, Sep. 30, 1999 8,515               520,170         264,720
  APIC Deficit                                                 (221,274)       (149,363)
Common stock: 32,500,000 shares, no par, authorized
  Issued and outstanding:                                                             -
  4,340,352 shares at 12/3198; and 4,404,215  at 9/30/99          6,464         152,758
Accumulated deficit                                             (97,540)       (201,420)
                                                           -------------  --------------
TOTAL EQUITY                                                    207,820          66,695
                                                           -------------  --------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $    572,023   $     443,781
                                                           =============  ==============

     See  accompanying  notes  to  the  financial  statements.

     AUTO  CREDIT  ACCEPTANCE,  LTD.
     d/b/a  Auto  Credit  Accpetance.com
     STATEMENTS  OF  CASH  FLOWS


                                                                                        UNAUDITED
                                                                                      -------------

                                                                        YEAR ENDED     NINE MONTHS
                                                                       DECEMBER 31,       ENDED
                                                                           1998          9/30/99
                                                                      --------------  -------------

OPERATING ACTIVITIES
Net loss                                                                    (97,540)      (103,880)
ADJUSTMENTS TO RECONCILE NET LOSS
TO NET CASH USED BY OPERATING ACTIVITY
  Compensatory shares issued                                                  1,000
  Amortization of Unearned income                                               735            881
  Bad debt expense                                                           96,833         12,775
CHANGES IN OPERATING ASSETS AND LIABILITIES
  Increase in Interest payable                                                6,718         21,321
  Increase in unearned income                                                 4,683          1,455
  Increase in interest receivable                                            (7,086)        (2,694)
                                                                      --------------  -------------
NET CASH USED BY OPERATING ACTIVITIES                                         5,343        (70,142)

INVESTING ACTIVITIES
  Decrease in contracts receivable                                                -        166,771
                                                                      --------------  -------------
NET CASH USED BY INVESTING ACTIVITIES                                             -        166,771

FINANCING ACTIVITIES
  Proceeds from sale of common stock                                          5,464
  Pay down of short term notes payable                                            -        (22,000)
  Cost of issuing preferred shares                                                -        (37,245)
                                                                      --------------  -------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                     5,464        (59,245)
  Increase (Decrease) in cash                                                10,807         37,384
  Beginning of period                                                             -         10,807
                                                                      --------------  -------------
END OF PERIOD                                                         $      10,807   $     48,191
                                                                      ==============  =============

Interest paid                                                         $      18,114
Corporate Income tax paid                                                         -              -
NON CASH EVENTS:
 Short term notes payable exchanged for contracts receivable          $     357,484              -
 Preferred shares issued for contracts receivable net of issue costs
 and discount on preferred totalling $222,274                         $     297,896              -
 8,515 preferred shares were converted to 63,863 common shares                    -   $    255,450

     See  accompanying  notes  to  the  financial  statements.

     AUTO  CREDIT  ACCEPTANCE,  LTD.
     d/b/a  Auto  Credit  Acceptance.com
     STATEMENTS  OF  OPERATIONS


                                                                  UNAUDITED
                                                                -------------
                                                   YEAR END      NINE MONTHS
                                                 DECEMBER 31,       ENDED
                                                     1998          9/30/99
                                                --------------  -------------
REVENUES                                        $      54,083   $     97,594

EXPENSES
Interest Expense                                       24,821         27,089
Service Fees                                           18,041         32,449
Bad Debt Expense                                       96,833         12,775
General and Administrative                             11,928        129,161
                                                --------------  -------------
TOTAL EXPENSES                                        151,623        201,474

Loss from operations                                  (97,540)      (103,880)

Basic and Diluted loss per share                $       (0.06)  $      (0.03)
                                                ==============  =============


Weighted average number of shares outstanding:      1,741,438      3,139,911
                                                ==============  =============

     See  accompanying  notes  to  the  financial  statements.

AUTO  CREDIT  ACCEPTANCE,  LTD.
d/b/a  Auto  Credit  Acceptance.com
STATEMENT  OF  STOCKHOLDERS'  DEFICIT

SEPTEMBER  30,  1999  AMOUNTS  ARE  UNAUDITED


                                                          Preferred Stock       Common Stock
                                                  per    ------------------  --------------------    Accum.
                                                  share  Shares    Amount     Shares     Amount      Deficit   Totals
                                                 ------  -------  ---------  ---------  ---------  ---------  --------
BEGINNING BALANCES                                            -          -           -         -          -         -
 Common shares for services                      $ 0.10                          1,000       100                  100
                                                                                                                    -
 Common shares issued for cash                   $ 0.03                        159,900     5,364                5,364
                                                                                                                    -
 Common shares for services May 1998             $4,179                      4,179,452     1,000                1,000
                                                                                                                    -
Preferred shares for contracts                   $30.00  17,339    520,170              (222,274)             297,896
(May through December 1998)                                                                                         -

 Net  loss for year ended December 31, 1998                                                         (97,540)  (97,540)
                                                         -------  ---------  ---------  ---------  ---------  --------

 BALANCES AT DECEMBER 31, 1998                           17,339    520,170   4,340,352  (215,810)   (97,540)  206,820
                                                         -------  ---------  ---------  ---------  ---------  --------

 Conversion of preferred to common                    -  (8,515)  (255,450)     63,862   255,450

 Cost issuing securities                                      -                          (37,245)

 Net loss for 3 Qtrs. ended September 30, 1999                                                     (103,880)
                                                         -------  ---------  ---------  ---------  ---------  --------

 BALANCE AT SEPTEMBER 30, 1999 - UNAUDITED                8,824    264,720   4,404,214     2,395   (201,420)   65,695
                                                         -------  ---------  ---------  ---------  ---------  --------

See  accompanying  notes  to  the  financial  statements

NON-CASH FINANCING AND INVESTING ACTIVITIES DURING 1998:

Short  Term  Notes  Payable  Exchanged  for  Contracts   $357,484

Issuance of Preferred Stock for Contracts
(net of cost of issuing and discount on Preferred of $222,274)  $297,896

See  Notes  to  the  financial  statementsr

Auto Credit Acceptance, Ltd. (d/b/a Autocreditaccept.com)
Notes to the financial statements - December 31, 1998

Note 1 - NATURE OF OPERATIONS

Auto Credit Acceptance, Ltd. ("Company") was incorporated in Washington State on December 22, 1997. Autocreditaccept.com, is the Company's registered trade name. The Company was organized to be in the business of purchasing and holding retail installment contracts for vehicle purchasers who are at varying levels of credit risk below prime. The Company operates in the non-prime consumer lending market where the rate of default on consumer loans is higher than in the prime market. During 1998, 4,179,452 shares were issued to founders of the Company for their reorganization efforts on behalf of the Company. Because it is not possible to determine a market value for these shares or for the entrepreneurial efforts by the founders, these shares are valued at nominal amounts.

The Company, through its servicer Global Acceptance Corporation ("GAC"), an affiliate, initiates and purchases automobile loans in the non-prime market. (See Note 4).

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue
Revenue is recognized when earned using the effective interest method. Interest receivable is accrued for interest due, but unpaid, at the end of each reporting period for all active accounts ($527,042 at December 31, 1998 and $324,414 at September 30, 1999). A portion of unearned income is recognized as revenue over the estimated life of the purchased contract (however, this amount is not material to the financial statements for the periods ended December 31, 1998 and September 30, 1999

Impaired  Loans
Impaired loans (or "contracts") (as defined by FAS No. 114) are contracts which the Company estimates are probable that the Company will be unable to collect all of the scheduled interest and principal payments. (See note 3 to the financial statements).

No interest is accrued for accounts considered impaired. For impaired loans, for which the underlying collateral has not been repossessed, interest income is recognized for the interest due portion when cash is received. For impaired loans for which the underlying collateral has been repossessed , cost related to the acquisition and disposition of loan collateral is reflected as an expense in the period incurred. Any net proceeds received by the Company from the sale of repossessed automobiles offset the principal first with any remaining portion reflected as interest income.

Unearned  Income
Unearned income is recorded for the excess of principal amount of a purchased contract over the price paid. At December 31, 1999 ($4,921), and September 30, 1999 ($5,495) unearned income was reflected in the financial statements as a reduction of contracts receivable.

Cash  and  Short-term  Deposits
Cash and short-term deposits include government treasury bills and bankers' acceptances with maturities no longer than 90 days, together with accrued interest.

Going  Concern
The Company's ability to continue as a going concern is dependent upon uncertainties related to the Company obtaining profitable operations and reconfiguring its capital structure consistent with its operations, including paying down or refinancing the short term notes. Management plans to raise additional capital through issuing common stock, acquire additional contracts to increase revenues and to improve operational efficiencies through lowering general and administrative expenses. The accompanying financial statements have been prepared on the basis that the Company will be able to continue in existence as a going concern. These statements do not include any adjustments that might result from the outcome of this uncertainty

Disposition  of  Collateral
Cost related to the acquisition and disposition of loan collateral (repossessed automobiles) is reflected as an expense in the period incurred. Any net proceeds received by the Company from the sale of repossessed automobiles offset the principal and interest owing. The company continues with efforts through the Courts to collect any amounts owing after the collateral is sold. Sale of a repossessed automobile typically takes from 30 to 90 days from the time of repossession.

Fair  Value  of  Financial  Instruments
The Company's financial instruments include cash, receivables, interest payable, notes payable and preferred shares. Except for preferred shares, the Company believes that the fair value of these financial instruments approximates their carrying amounts based on current market indicators, such as prevailing market rates. It is not practicable to estimate the fair value of preferred shares, due primarily to the uncertainty surrounding the timing of cash flows.

Use  of  Estimates
Preparing financial statements in conformity with generally accepted accounting principles requires management to make judgments for estimates and assumptions that affect the assets, liabilities, and disclosures of contingent assets and liabilities reported in financial statements as well as the revenues and expenses reported for the period. Actual results may differ from these estimates.

Recent  Accounting  Pronouncements
The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128: Earnings per Share ("SFAS 128"), effective for fiscal periods ending after December 15, 1997. Among other things SFAS 128 replaces the presentation of primary earnings per share ("EPS") with a presentation of both basic and diluted EPS for all entities with complex capital structures. Basic EPS excludes dilutive securities and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common shares and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

Stock-Based  Compensation
In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 (SFAS 123) which addresses the accounting for stock-based compensation
arrangements.   SFAS  123  permits  a  company  to  choose  either  a  new fair-value-based method or the current APB Opinion 25 intrinsic-value-based method of accounting for stock-option-based compensation arrangements. The Company has adopted SFAS 123 for the year ending December 31, 1998 and thereafter. Management will continue to record stock-based compensation using current APB Opinion 25 intrinsic-value-based method and, therefore, believes adoption of SFAS 123 will not impact the Company's financial position and results of operations.

Note 3 - RELATED PARTY TRANSACTIONS

During 1998 the Company acquired its principal operating assets, the retail automobile installment contracts receivable portfolio, from its predecessor, having an aggregate net book value of $521,853. The Company paid for these contracts by issuing to certain investors of the predecessor: (1) two notes payable totaling $234,434, (2)17,339 preferred shares and, (3) 125,000 common shares for the contracts. (See Note 5).

During 1998, the Company has entered into a 5 year agreement with GAC, an affiliate, whereby GAC is to originate, service, collect and hold the Company's contracts. GAC is compensated for it contribution based on the terms of the agreement which were determined at non-arms length. Under the terms of this contract the Company pays GAC .75% (9% annually) of the book value of the contracts each month. In addition, the Company pays for certain out of pocket costs incurred by GAC related to repossessions and other administrative costs. During fiscal 1998, the Company paid GAC $18,041 pursuant to this agreement. GAC is controlled by certain officers and directors of the Company.

Note 4 - CONTRACTS RECEIVABLE

Impaired  Contracts
Impaired contracts (as defined by FAS No. 114) are contracts for which it is probable that the Company will be unable to collect all of the scheduled interest and principal payments of a loan as scheduled in the loan agreement (contract). Of the Company's loans, $128,842 at December 31, 1998, and $177,369 at September 30, 1999 were considered by the Company to be impaired.

Allowance  For  Bad  Debts
The Company estimates its allowance for bad debts based on a stratified aging of its contracts receivable. Contracts are consider late when payments are over 30 days past due. The allowance for bad debts is estimated net of any proceeds from the sale of automobiles securing the contracts. All contracts are secured by automobiles. An allowance for doubtful accounts has been established and a provision for bad debts has been reflected in the financial statements for fiscal 1998 in the amount of $96,833 ($12,775 for the nine months ended September 30, 1999). An analysis of the Allowance for bad debt follows.

At December 31, 1998 the median loan balance was $5,352; the Company's loan portfolio average effective interest rate is 26.62%; and the typical loan is made for 36 to 48 months.

Note  5  -  SECURITIES

Preferred  shares  -  Issued
17,339 preferred shares having $520,170 face value ($30 stated value) were issued during 1998 to shareholders of an affiliate in exchange for contracts receivable.

Because collection of the full contract amount (as is typical in the sub-prime market), fair value of the contracts was established at less than the face amount of the contracts. The preferred shares, along with notes payable totaling $357,484, were issued to investors in the predecessor corporation for contracts receivable. The difference between the aggregate valuations of the short term notes payable plus the preferred shares and the valuation of the contracts has been reflected in the financial statements as a reduction of paid in capital.

Holders of outstanding preferred shares are entitled to receive, when, if and as declared by the Board of Directors, cumulative 12% cash dividends on the stated par of $30 for each outstanding Preferred Share.

Beginning six months after the close of a successful public offering of the Company's common shares, the holders of preferred shares will be entitled (unless the preferred shares are called) to convert the preferred shares into the Company's Common Shares. The conversion rate is 7.5 Common Shares for each Preferred Share (except fractional shares are not issued), provided that the average bid price of the Common Shares is at least $4.00 per share for twenty trading days prior to such conversion date.

However, if the Company exercises the call provision for the preferred shares, the conversion period will expire on the tenth day prior to the redemption date.

The preferred shares are callable by the Company at any time that the average bid price of the preferred shares is at least $4.80 per share for twenty trading days prior to such call.

Upon dissolution, liquidation or winding up of the Company, the holders of the preferred shares shall be entitled to receive and to be paid out of the assets of the Company available for distribution to its stockholders, before any payment or distribution shall be made on the Common Shares or any class of stock ranking junior to the preferred shares, 100% of the stated value amount per share, plus all unpaid dividends.

Preferred  shares  -  Not  Issued
The Company's articles of incorporation provide that up to 2,000,000, 12% Cumulative, Convertible, no par value preferred shares may be issued. The articles further provide that the Company may fix designations, preferences, powers, dividend rights, conversion rights, terms of redemption, and liquidation preferences of the yet to be issued shares. Any or all of these may be greater than the rights of the Common Shares.

Lost  Per  Share  Calculations:
Basic loss per share information is calculated on a weighted average of shares outstanding for fiscal 1998. Fully diluted loss per share is not presented due to the indeterminable aspects of the conversion and call provisions of the preferred stock.

Note  6  -  NOTES  PAYABLE

Loans  from  affiliates
At December 31, 1998, the Company owed $357,484 to three note holders of the predecessor company. The notes are unsecured, due June 30, 1999 with an annual interest rate of 10%. Payments of $22,000 have been made on the notes payable during January 1, 1999 and September 30, 1999.

Note  7  -  INCOME  TAXES

Deferred tax assets primarily consist of net operating loss carryforward as the Company has not generated taxable income since inception. There are no significant deferred tax liabilities. A valuation allowance has been established to reduce the deferred tax assets to zero due to the uncertainties concerning the future ability of the Company to benefit from the net operating loss carryforward. The net operating loss carryforward for federal income tax purposes which are available to offset future taxable income is not considered material to the financial statements. The difference between the operating loss for tax and financial reporting for 1998 principally arises because while the bad debt expense for 1998 reflected in the financial statements is $96,833, there is no tax write off for bad debt expense taken for federal income tax reporting.

Note  8  -  COMMITMENTS  AND  CONTINGENCIES

Uncertainty  Due  to  the  Year  2000  Issue
The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when using year 2000 dates is processed. In addition, similar problems may arise in some systems that use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

Since December 31, 1998, the Company spent about $20,000 for outside computer consultants to upgrade its computer information accounting systems with the express purpose to correct and mitigate any Year 2000 Issues. Additionally, the Company has complete paper copies of all information that could be relied upon to recreate all of its accounting and information data in a computer useful form.

Inasmuch as the Company expects to gain market access through the internet marketing, its operations are at some risk. Should the internet be adversely affected by the Year 2000 Issue, the impact on the Company's short term marketing plans cannot be estimated in terms of dollars, but would be significant. In this case the Company would be forced to seek other marketing opportunities.

Management has not made inquiry into the Year 2000 Issue readiness of any of its contract holders, suppliers or vendors.

The most likely worst-case scenario, should the Year 2000 Issue affect the Company's hardware and software, would be that the Company would be unable to rely on its computer based information system and need to rely on its backup paper trail and manual system. Also, the Company would need to use more traditional approaches for marketing. In this circumstance, there would be inefficiencies in manual accounting and more traditional marketing. The Company believes that at its current level of operations, and in view of its remediation efforts, the risks associated with operations and the Year 2000 Issue are manageable.


Information related to the interim period, September 30, 1999, is unaudited

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM  24.  INDEMNIFICATION.

     Article VIII of the Registrant's Articles of Incorporation provides as follows:

     The personal liability of a director or the directors to the corporation or its shareholders for monetary damages is hereby eliminated for any conduct as a director except acts or omissions that involve intentional misconduct or a knowing violation of law by a director, for conduct violating RCW 23B.08.310, or for any transaction from which a director will personally receive a benefit in money, property, or services to which a director is not legally entitled.

     If the Washington Business Corporation Act is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the full extent permitted by the Washington Business Corporation Act, as so amended. Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification for or with respect to an act or omission of such director occurring prior to such repeal or modification.



ITEM  25.  OTHER  EXPENSES  OF  ISSUANCE  AND  DISTRIBUTION.

     SEC  Registration  Fee                      $ 2,640
     NASD  Filing  Fee
     Blue Sky Qualification Fees and Expenses      3,000*
     Accounting  Fees  and  Expenses              10,000*
     Legal  Fees  and  Disbursements              30,000*
     Printing  Expenses                            5,000*
     Miscellaneous  Expenses
     Total  Expenses                             $

     *  Estimated  Item

ITEM  26.  RECENT  SALES  OF  UNREGISTERED  SECURITIES

     In connection with the organization of the Registrant, a total of 40,000 shares of Common Stock of the Registrant were sold at a price of $1.00 per share for an aggregate price for all shares of $40,000. The shares were sold to the officers and directors and to one family an officer and director of the Registrant in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder.

     The names and identities of the persons to whom the securities were issued are as follows:

                                              NUMBER OF      $
LAST  NAME     FIRST  NAME(S)     IDENTITY     SHARES      AMOUNT


ITEM  27.  EXHIBITS

     The following is a list of exhibits filed with this Registration Statement:

Exhibit  No.
------------

 2.1     Articles  of  Incorporation,  as  amended
 2.2     Bylaws*
 3.1     Form  of  Share  Certificate
 4       Subscription  Agreement*
 6.1     Servicing  Agreement  with  Global  Acceptance  Corporation
10.1     Consent  of  Alan  Jorgenson,  CPA
10.2     Consent  of  Law  Offices  of  Jack  G.  Orr,  P.S.
11       Opinion  of  Law  Offices  of  Jack  G.  Orr,  P.S.


ITEM  28.  UNDERTAKINGS.

     (a)  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


ITEM 29. FINANCIAL  STATEMENTS.

     Not Applicable

SIGNATURES

     The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Silverdale,
State  of  Washington,  on          ,  1999.
                           --------


                                   AUTO  CREDIT  ACCEPTANCE,  LTD.


                                   By  /s/ William  V.  Fowler
                                       ----------------------------------
                                           William  V.  Fowler, President

     This registration statement was signed by the following persons in the capacities and on the dates stated.

NAME                          TITLE                                    DATE
----                          -----                                    ----

/s/ William V. Fowler
----------------------        President, Chairman of the Board         ___/99
William V. Fowler             and  Director


/s/ Norman K. Short
----------------------        Vice-President                           ___/99
Norman K. Short               and  Director

/s/ Geraldine Fowler
----------------------        Secretary-Treasurer                      ___/99
Geraldine Fowler              And  Director



/s/ Tracy Bushnell
----------------------        National email Director                  ___/99
Tracy Bushnell                and  Director

/s/ William Wright III
----------------------        Vice-President of Operations             ___/99
William Wright III            and  Director



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                                    PART III

ITEM  1.  INDEX  TO  EXHIBITS


     The following is a list of exhibits filed with this Registration Statement:

Exhibit No.                                                                 Page
-----------                                                                 ----

 2.1         Articles  of  Incorporation,  as  amended
 2.2         Bylaws*
 3.1         Form  of  Share  Certificate
 4           Subscription  Agreement*
 6.1         Servicing Agreement with Global Acceptance Corporation

10.1         Consent  of  Alan  Jorgenson,  CPA
10.2         Consent  of  Law  Offices  of  Jack  G.  Orr,  P.S.
11           Opinion  of  Law  Offices  of  Jack  G.  Orr,  P.S.

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